Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

Innoviva, Inc.,
a Delaware corporation

Innoviva Acquisition Sub, Inc.,
a Delaware corporation; and

La Jolla Pharmaceutical Company,
a Delaware corporation

___________________________

Dated as of July 10, 2022

__________________________

i

SECTION 3	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	28
3.1	Due Organization; Etc.	28
3.2	Authority; Binding Nature of Agreement	28
3.3	Ownership of Company Capital Stock	28
3.4	Litigation	28
3.5	Available Funds	28
3.6	Non-Contravention; Consents	29
3.7	Disclosure	29
3.8	Acknowledgement by Parent	30
3.9	Purchaser	30
SECTION 4	CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD	30
4.1	Access and Investigation	30
4.2	Operation of the Business of the Target Companies	30
4.3	Conduct of Business by Parent and Purchaser Pending the Merger	33
4.4	No Solicitation	34
SECTION 5	ADDITIONAL COVENANTS OF THE PARTIES	35
5.1	Company Recommendation	35
5.2	Stock Options and Company ESPP	37
5.3	Employee Benefits	37
5.4	Indemnification of Officers and Directors	39
5.5	Regulatory Approvals and Related Matters	39
5.6	Disclosure	40
5.7	Resignation of Officers and Directors	40
5.8	Section 16 Matters	40
5.9	Certain Litigation	40
5.10	Stock Exchange Delisting; Deregistration	41
5.11	State Takeover Laws	41
5.12	FIRPTA	41
SECTION 6	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY TO CONSUMMATE THE MERGER	41
6.1	Completion of the Offer	41
6.2	HSR Act; Antitrust	41
6.3	No Restraints	41
SECTION 7	TERMINATION	41
7.1	Termination	41
7.2	Effect of Termination	43
7.3	Expenses; Termination Fee	43

ii

SECTION 8	MISCELLANEOUS PROVISIONS	44
8.1	Amendment	44
8.2	Waiver	44
8.3	No Survival of Representations and Warranties	45
8.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	45
8.5	Applicable Law; Jurisdiction; Specific Performance; Remedies	45
8.6	Disclosure Schedules	45
8.7	Assignability; No Third Party Rights	46
8.8	Notices	46
8.9	Severability	47
8.10	Construction	47
8.11	Parent Guarantee	47

Exhibit A	—	Certain Definitions
Exhibit B	—	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	—	Form of Bylaws of Surviving Corporation
Exhibit D	—	Offer Conditions
Exhibit E	—	Form of Acceptable Confidentiality Agreement
iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of July 10, 2022, by and among INNOVIVA, INC., a Delaware corporation (“Parent”); INNOVIVA ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and LA JOLLA PHARMACEUTICAL COMPANY, a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.          Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) other than the shares of Company Common Stock and the shares Series C Preferred Stock to be cancelled pursuant to Section 1.8(a) (collectively, the “Excluded Shares”) for the Cash Consideration, net to the seller in cash for each such share, without interest (the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

B.          As soon as practicable following the consummation of the Offer, Purchaser will, in accordance with Section 251(h) of the DGCL, be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Common Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, (ii) each issued and outstanding share of Series C Preferred Stock not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Preferred Shares) shall be converted into the right to receive 1,724.04 times the Offer Price, in cash, without interest, and (iii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C.          The respective boards of directors of Parent, Purchaser and the Company have approved the Offer, the Merger and adopted this Agreement.

D.          The Merger shall be governed by and effected under Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

E.          In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, certain stockholders of the Company are executing support agreements in favor of Parent (the “Support Agreements”) concurrently with the execution of this Agreement, pursuant to which each such stockholder has agreed, among other things, to tender the Shares held by such Person in the Offer.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1          DESCRIPTION OF TRANSACTION

1.1          The Offer.

(a)          Provided that this Agreement shall not have been terminated in accordance with Section 7, as promptly as reasonably practicable, and in any event no later than July 25, 2022 (subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.2), Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.  The obligations of Purchaser, and of Parent to cause Purchaser, to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject to (i) the satisfaction of the Minimum Condition (as defined in Exhibit D hereto) and (ii) the satisfaction or waiver by Purchaser of each of the other conditions set forth in Exhibit D hereto (together with the Minimum Condition, the “Offer Conditions”).  The obligation of Purchaser to accept for payment shares of the Shares (other than Excluded Shares) validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to the satisfaction or waiver of each of the Offer Conditions (and shall not be subject to any other conditions).  Purchaser expressly reserves the right, in its sole discretion, to (A) increase the Offer Price by increasing the Cash Consideration, (B) waive any Offer Condition or (C) amend, modify or supplement any of the other terms or conditions of the Offer prior to the Acceptance Time to the extent not inconsistent with the terms of this Agreement, except that, unless otherwise provided by this Agreement, without the consent of the Company, Purchaser shall not (1) reduce the Offer Price or increase the Offer Price by an increment of less than $0.25 per share, (2) change the form of consideration payable in the Offer, (3) reduce the number of Shares sought to be purchased in the Offer, (4) waive, amend or change the Minimum Condition or the condition set forth in clause (g) of Exhibit D, (5) add to the Offer Conditions, (6) extend the expiration of the Offer except as required or permitted by Section 1.1(b), (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (8) amend, modify or supplement any Offer Condition or any term of the Offer set forth in this Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

(b)          The Offer shall initially be scheduled to expire at midnight (New York City time) on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the commencement of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later time to which the Initial Expiration Time has been so extended, the “Expiration Time”).  Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Section 7:  (i) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer for additional periods of up to 10 Business Days per extension, to permit such Offer Condition to be satisfied; and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods specified by the Company of up to 10 Business Days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied; provided, however, that in no event shall Parent or Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Section 7 and (y) the End Date (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(c)          Subject to the terms of the Offer and this Agreement and the satisfaction of all of the Offer Conditions, Purchaser will accept for payment (the date and time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the later of (i) the earliest time as of which Purchaser is permitted under the Exchange Act to accept for payment shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions shall have been satisfied or waived.  On the terms and subject to the conditions of the Offer and this Agreement, Purchaser shall promptly after the Acceptance Time pay, or cause the Paying Agent to pay, for all shares of Company Common Stock validly tendered (and not validly withdrawn) in the Offer.

(d)          Parent and Purchaser shall promptly supply to the Company in writing, for inclusion in the Schedule 14D-9, all information concerning Parent and Purchaser required under applicable U.S. federal securities laws to be included in the Schedule 14D-9.

(e)          Parent shall deposit, or shall cause to be deposited, on behalf of Purchaser, with the Paying Agent, at or prior to the Acceptance Time (but in no event later than the Business Day during which the Acceptance Time occurs), all of the funds necessary to purchase any and all shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.  Unless this Agreement is terminated pursuant to Section 7.1, Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company in its sole and absolute discretion.  In the event this Agreement is terminated pursuant to Section 7.1, Purchaser shall promptly (and in any event within one Business Day) following such termination terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto.  If the Offer is terminated in accordance with this Agreement prior to the Acceptance Time, Purchaser shall promptly return, or cause any depositary acting on behalf of Purchaser to return, all tendered shares of Company Common Stock to the tendering stockholders.

1.2          Offer Documents.  On the date of commencement of the Offer, Parent and Purchaser shall:  (a) file a Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which shall contain or shall incorporate by reference an offer to purchase and forms of the related letter of transmittal and form of summary advertisement (the Schedule TO, the Offer and such other documents, together with all exhibits, amendments and supplements thereto, the “Offer Documents”), and (b) cause the Offer Documents to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities law.  Parent and Purchaser shall cause the Offer Documents (i) to comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and (ii) on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company in writing specifically for inclusion in the Offer Documents.  The Company shall promptly supply Parent and Purchaser in writing, for inclusion in the Offer Documents, all information concerning the Company, the Company’s Subsidiaries or the Company’s stockholders that may be required under the Exchange Act to be included in the Offer Documents.  Each of Parent, Purchaser and the Company agrees promptly to correct any information provided by them for use in the Offer Documents if and to the extent it shall have obtained knowledge that such information shall have become false or misleading in any material respect, and each of Parent and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities law.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel.  In addition, Parent agrees to provide the Company and its counsel any comments, whether written or oral, that Parent may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and any written or oral responses thereto.  The Company and its counsel shall be given a reasonable opportunity to review and comment upon such responses and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel.  Parent and Purchaser shall use reasonable best efforts to respond to any such comments promptly after they are received.

1.3          Company Actions.

(a)          The Company hereby consents to the Offer and, subject to Sections 4.4 and 5.1, to the inclusion in the Offer Documents of the recommendation of the Company Board described in Section 2.22.

(b)          As promptly as reasonably practicable on the date of filing by Parent and Purchaser of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”), which shall reflect that the Merger is governed by Section 251(h) of the DGCL and shall, subject to Sections 4.4 and 5.1, contain the recommendation of the Company Board described in Section 2.22 and the notice and other information required by Section 262(d)(2) of the DGCL.  The Schedule 14D-9 shall include as an exhibit an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.  The Company shall cause the Schedule 14D-9 to be disseminated to the holders of Shares, as and to the extent required by applicable federal securities law.  The Company shall cause the Schedule 14D-9 (i) to comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and (ii) on the date first filed with the SEC and on the date first published, sent or given to the holders of shares of Company Common Stock, not to contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser in writing specifically for inclusion in the Schedule 14D-9.  Each of the Company, Parent and Purchaser agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent it shall have obtained knowledge that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities law.  Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel.  In addition, the Company agrees to provide Parent, Purchaser and their counsel any comments, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and any written or oral responses thereto.  Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment upon such responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel.  The Company shall use reasonable best efforts to respond to any such comments promptly after they are received.

In connection with the Offer, the Company shall instruct its transfer agent to, and use commercially reasonable efforts to cause its transfer agent to, promptly furnish Parent and Purchaser with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares as of the most recent practicable date and shall furnish Parent and Purchaser with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Parent, Purchaser or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares.  Subject to the requirements of applicable laws and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the Contemplated Transactions, Parent and Purchaser shall, until consummation of the Offer, hold in confidence the information contained in any of such labels and lists in accordance with the Confidentiality Agreement, shall use such information only in connection with the Offer, the Merger or the other Contemplated Transactions and, if this Agreement shall be terminated in accordance with Section 7.1, shall destroy all electronic copies of such information and destroy or deliver to the Company all other copies of such information then in their possession or under their control.

1.4          Merger of Purchaser into the Company.  Following the completion of the Offer, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company.  By virtue of the Merger, at the Effective Time, the separate existence of Purchaser shall cease and the Company shall continue as the Surviving Corporation in the Merger.

1.5          Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.  The Merger shall be governed by Section 251(h) of the DGCL.

1.6          Closing; Effective Time.  The consummation of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher, LLP, 555 Mission Street, Suite 3000, San Francisco, California 94105, or such other location or means as shall be mutually agreed by the parties, including by remote exchange of electronic copies of documents (including by portable document format (.pdf) delivered by electronic mail), on a date to be designated jointly by Parent and the Company, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions).  The date on which the Closing actually takes place is referred to as the “Closing Date.”  Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and concurrently with the Closing shall be filed with the Secretary of State of the State of Delaware.  The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Parent and the Company and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.7          Certificate of Incorporation and Bylaws; Directors and Officers.

(a)          The Certificate of Incorporation of the Surviving Corporation shall be amended and restated immediately after the Effective Time to read as set forth on Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law;

(b)          The Bylaws of the Surviving Corporation shall be amended and restated immediately after the Effective Time to read as set forth on Exhibit C, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable law; and

(c)          The directors and officers of the Surviving Corporation, from and after the Effective Time shall be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time, and such directors and officers shall hold such office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation as in effect from and after the Effective Time.

1.8          Conversion of Shares.

(a)          Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)          any shares of Company Common Stock and Company Preferred Stock held by the Company or any wholly-owned Subsidiary of the Company as of immediately prior to the Effective Time (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)          any shares of Company Common Stock and Company Preferred Stock held by Parent, Purchaser or any other wholly-owned Subsidiary of Parent as of immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)          except as provided in clauses “(i)” and “(ii)” above:  (A) each share of Company Common Stock outstanding immediately prior to the Effective Time (other than any Dissenting Common Shares) shall be converted into the right to receive the Offer Price, and (B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any Dissenting Preferred Shares) shall be converted into the right to receive a cash sum equal to 1,724.04 times the Offer Price (the “Preferred Stock Merger Consideration”); and

(iv)          each share of the common stock, $0.01 par value per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b)          If, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company and a record date with respect to any such event shall occur during such period, then the Offer Price shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.8(b) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(c)          Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder of the Company who (A) is entitled to and has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) has properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (“Dissenting Common Shares”) shall not be converted into, or represent the right to receive, the Offer Price pursuant to this Section 1.8.  By virtue of the Merger, all Dissenting Common Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that notwithstanding the foregoing, all Dissenting Common Shares held by a stockholder of the Company who shall have failed to perfect, effectively withdrawn or lost or been deemed by a court of competent jurisdiction to not be entitled to such stockholder’s right to appraisal under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Offer Price pursuant to Section 1.8(a), without any interest thereon, upon surrender of the Common Stock Certificate(s) or non-certificated shares of Company Common Stock represented by book entry (“Common Book Entry Shares”) that formerly evidenced such shares of Company Common Stock in the manner set forth in Section 1.10.  The Company shall give Parent (i) prompt notice of, together with copies of, any demand received by the Company for payment of the fair value of any Company Common Stock, withdrawals of such demands, and any other instruments received by the Company as part of any such demand for dissenter’s rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenter’s rights under Delaware law in respect of Dissenting Common Shares.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal rights or settle or offer to settle or compromise any such demands for payment in respect of Dissenting Common Shares.

(d)          Notwithstanding anything to the contrary set forth in this Agreement, all shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder of the Company who (A) is entitled to and has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) has properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (“Dissenting Preferred Shares”) shall not be converted into, or represent the right to receive, the Preferred Stock Merger Consideration pursuant to this Section 1.8.  By virtue of the Merger, all Dissenting Preferred Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that notwithstanding the foregoing, all Dissenting Preferred Shares held by a stockholder of the Company who shall have failed to perfect, effectively withdrawn or lost or been deemed by a court of competent jurisdiction to not be entitled to such stockholder’s right to appraisal under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Preferred Stock Merger Consideration pursuant to Section 1.8(a), without any interest thereon, upon surrender of the Preferred Stock Certificate(s) or non-certificated shares of Series C Preferred Stock represented by book entry (the “Preferred Book Entry Shares” and, together with the Common Book Entry Shares, the “Book Entry Shares”) that formerly evidenced such shares of Series C Preferred Stock in the manner set forth in Section 1.10.  The Company shall give Parent (i) prompt notice of, together with copies of, any demand received by the Company for payment of the fair value of any Series C Preferred Stock, withdrawals of such demands, and any other instruments received by the Company as part of any such demand for dissenter’s rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenter’s rights under Delaware law in respect of Dissenting Preferred Shares.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal rights or settle or offer to settle or compromise any such demands for payment in respect of Dissenting Preferred Shares.

1.9          Closing of the Company’s Transfer Books.  At the Effective Time:  (a) except as provided in Section 1.8(a)(i) or Section 1.8(a)(ii), all shares of Company Common Stock and Series C Preferred Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of Book Entry Shares or of certificates representing shares of Company Common Stock or Series C Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Offer Price or the Preferred Stock Merger Consideration (as applicable), as contemplated by Section 1.8; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Series C Preferred Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Common Stock or Series C Preferred Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Common Stock Certificate”) or valid certificate previously representing any shares of Series C Preferred Stock outstanding immediately prior to the Effective Time (a “Preferred Stock Certificate” and, together with a Common Stock Certificate, a “Company Stock Certificate”) or a Book Entry Share is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Book Entry Share shall be canceled and shall be exchanged as provided in Section 1.10.

1.10          Exchange of Certificates.

(a)          Prior to the Closing, Parent shall select a reputable bank or trust company reasonably satisfactory to the Company to act as paying agent in the Merger (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent.  At the Closing, Parent shall cause to be deposited with the Paying Agent cash sufficient to make payments of the Cash Consideration and the Preferred Stock Merger Consideration in accordance with Section 1.8(a)(iii).  The cash amount so deposited with the Paying Agent is referred to as the “Payment Fund.”

(b)          Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to the Persons who were record holders of Company Stock Certificates or Book Entry Shares immediately prior to the Effective Time whose shares were converted into the right to receive the Offer Price and the Preferred Stock Merger Consideration, as applicable, in accordance with Section 1.8(a)(iii):  (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and the Company shall reasonably approve prior to the Effective Time (including a provision confirming that delivery of Company Stock Certificates or Book Entry Shares shall be effected, and risk of loss and title to Company Stock Certificates or Book Entry Shares shall pass, only upon delivery of such Company Stock Certificates or Book Entry Shares to the Paying Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates or Book Entry Shares in exchange for the Offer Price or the Preferred Stock Merger Consideration, as applicable.  Upon surrender of a Company Stock Certificate or Book Entry Shares to the Paying Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent:  (A) the holder of such Company Stock Certificate or Book Entry Shares shall be entitled to receive, and the Paying Agent shall (and Parent shall cause the Paying Agent to) in exchange therefor transfer from the Payment Fund to such holder the Offer Price or the Preferred Stock Merger Consideration (as applicable) that such holder has the right to receive pursuant to the provisions of Section 1.8; and (B) the Company Stock Certificate or Book Entry Shares so surrendered shall be canceled.  Until surrendered as contemplated by this Section 1.10(b), each Company Stock Certificate and Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Offer Price or the Preferred Stock Merger Consideration (as applicable), as contemplated by Section 1.8.  As promptly as practicable after the Effective Time, the Paying Agent shall issue and deliver to each holder of Book Entry Shares a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 1.8 in respect of such Book Entry Shares, without such holder being required to deliver a stock certificate to the Paying Agent; provided that an “agent’s message” has been previously delivered to the Paying Agent regarding such Book Entry Shares, and such Book Entry Shares shall then cease to represent any right to receive the Offer Price or the Preferred Stock Merger Consideration (as applicable) hereunder.  No interest shall be paid or accrued on the Offer Price or the Preferred Stock Merger Consideration (as applicable) payable to holders of Book Entry Shares or Company Stock Certificates.  If any Offer Price or the Preferred Stock Merger Consideration (as applicable) is to be paid to a Person other than a Person in whose name the Book Entry Share or Company Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Offer Price or the Preferred Stock Merger Consideration, as applicable, to a Person other than the registered holder of the Book Entry Share or Company Stock Certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition to the payment of the Offer Price or the Preferred Stock Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a reasonable and customary indemnification obligation against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c)          The Payment Fund shall be invested by the Paying Agent as directed by Parent, or after the Effective Time, the Surviving Corporation; provided that any such investments shall be in securities issued or directly and fully guaranteed or insured as to principal and interest by the United States government or any agency or instrumentality thereof and having maturities of not more than one month from the date of investment.  Earnings on the Payment Fund shall be the sole and exclusive property of the Surviving Corporation and shall be paid to the Surviving Corporation.  No investment of the Payment Fund shall relieve any of Parent, the Surviving Corporation or the Paying Agent from making the payments required by Section 1.8, and following any losses from any such investment, Parent shall promptly provide, or shall cause to be promptly provided, additional funds to the Paying Agent for the benefit of the holders of the Company Common Stock or the Series C Preferred Stock, as applicable, at the Effective Time in the amount of such losses, which additional funds shall be deemed to be part of the Payment Fund.

(d)          The Offer Price and Preferred Stock Merger Consideration paid upon the surrender of Company Stock Certificates or transfer of Book Entry Shares, as applicable, in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock or Series C Preferred Stock, as applicable formerly represented by such Company Stock Certificates or Book Entry Shares, as applicable, and from and after the Effective Time, there shall be no further registration of transfers of the Company Common Stock or the Series C Preferred Stock, as applicable, on the stock transfer books of the Surviving Corporation.  If, after the Effective Time, the Company Stock Certificates or Book Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Offer Price and Preferred Stock Merger Consideration, as applicable, provided for, and in accordance with the procedures set forth, in this Section 1.10.

(e)          Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to holders of Company Stock Certificates and Book Entry Shares as of the date that is one year after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book Entry Shares who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 1.10 shall thereafter look only to Parent for, and be entitled to receive from Parent, satisfaction of their claims for payment of the Offer Price or the Preferred Stock Merger Consideration, as applicable (subject to abandoned property, escheat or other similar laws), without interest.

(f)          Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or Series C Preferred Stock or to any other Person with respect to the Offer Price or the Preferred Stock Merger Consideration, as applicable, or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or other Legal Requirement.  If any Company Stock Certificate or Book Entry Share shall not have been surrendered prior to the date on which the Offer Price or Preferred Stock Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Body, any such Offer Price or Preferred Stock Merger Consideration in respect of such Company Stock Certificate or Book Entry Share shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, and any holder of such Company Stock Certificate or Book Entry Share who has not theretofore complied with this Section 1.10 with respect thereto shall thereafter look only to the Surviving Corporation for payment of its claim for the Offer Price or Preferred Stock Merger Consideration, as applicable, in respect thereof.

1.11          Withholding Rights.  Each of the Paying Agent, the Surviving Corporation, Parent and any of their respective affiliates (as applicable, the “Withholding Agent”) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement and/or the Contemplated Transactions such amounts as it determines are required by the Code or any other applicable law to be deducted and withheld; provided, however, that prior to deducting or withholding from any amount payable to any party to the Support Agreements, the applicable Withholding Agent shall, except with respect to payroll and employment tax withholding and backup withholding (to the extent the applicable payee fails to provide appropriate tax certifications with its letter of transmittal), (i) use reasonable best efforts to provide prior written notice to the applicable payee as soon as reasonably practicable after it determines withholding is required under this Section 1.11 and (ii) reasonably cooperate to minimize the amount of any such deduction or withholding.  To the extent that amounts are so withheld and remitted to the appropriate Governmental Body in accordance with applicable Legal Requirements, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.12          Further Action.  The parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 1 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL.  If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 2          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 2 (other than, in the case of clause (a) of this paragraph, the representations and warranties contained in Section 2.3) is qualified by and subject to:  (a) the information set forth in any publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by the Company with the SEC at any time on or after December 31, 2020 and prior to the date hereof; (b) the exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 2 in which such representation and warranty appears; and (c) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty):

2.1          Subsidiaries; Due Organization; Etc.

(a)          Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization.  Neither the Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule.  No Target Company has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b)          Each of the Target Companies is a corporation or other Entity duly organized, validly existing and in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its incorporation and has all necessary corporate or similar power and authority:  (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease and use its assets in the manner in which its assets are owned, leased and used as of the date of this Agreement; and (iii) to perform its obligations under all Contracts by which it is bound, except, in the case of clauses “(i)” through “(iii)” of this sentence, as would not have a Company Material Adverse Effect.

(c)          Each of the Target Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

2.2          Certificate of Incorporation and Bylaws.  The Company has Made Available to Parent accurate and complete copies of the certificate of incorporation, bylaws, memorandum of association, articles of association and each certificate of designation in respect of any outstanding shares of preferred stock or equivalent governing documents of each of the Target Companies, including all amendments thereto.

2.3          Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 24,902,080 shares are issued and outstanding as of the Reference Date; and (ii) 8,000,000 shares of Company Preferred Stock, of which  3,906.51922572953 shares of Series C-12 Preferred Stock (the “Series C Preferred Stock”) were issued and outstanding as of the Reference Date.  All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.  None of the Target Companies (other than the Company) holds any shares of Company Common Stock or any rights to acquire shares of Company Common Stock.

(b)          Except as set forth in Part 2.3(b) of the Company Disclosure Schedule:  (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right pursuant to any certificate of incorporation (or similar organizational document) or Contract to which any Target Company or, to the Company’s knowledge, to which any stockholder of the Company, is a party; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock.  None of the Target Companies is bound by any Contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities, except for the Company’s right to repurchase or reacquire restricted shares of Company Common Stock held by an employee of the Company upon termination of such employee’s employment or upon any other forfeiture of a vesting condition.

(c)          As of the Reference Date: (i) 6,452,960 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Equity Awards, all of which are subject to outstanding Company Options; (ii) 262,234 shares of Company Common Stock have been reserved for future issuance under the Company’s 2018 Employee Stock Purchase Plan (the “Company ESPP”); and (iii) 3,147,040 shares of Company Common Stock are reserved for future issuance under the Company Option Plan.  There is neither a current payment or offering period nor any accumulated participant contributions outstanding under the Company ESPP.

(d)          Part 2.3(d) of the Company Disclosure Schedule sets forth a complete and accurate list that sets forth with respect to each Company Equity Award outstanding as of the Reference Date the following information: (i) the particular plan (if any) pursuant to which such Company Equity Award was granted; (ii) the name of the holder of such Company Equity Award; (iii) the type of Company Equity Award; (iv) the number of shares of Company Common Stock subject to such Company Equity Award; (v) the per share exercise price (if any) of such Company Equity Award; (vi) the date on which such Company Equity Award was granted; (vii) the date on which such Company Equity Award expires (if applicable); (viii) if such Company Equity Award is a Company Option, whether such Company Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option; (ix) the applicable vesting schedule (and the terms of any acceleration rights thereof); (x) for each holder who is not a current employee of the Target Companies, whether such Person has ever been an employee of the Target Companies; and (xi) the holder’s state of residence or, for any holder who is not a resident of the United States, country of residence.  The Company has Made Available to Parent accurate and complete copies of all equity plans pursuant to which any outstanding Company Equity Awards were granted by the Company, and the forms of all agreements evidencing such Company Equity Awards.  The exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.  All grants of Company Equity Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in the Company SEC Documents in accordance with GAAP and with all applicable Legal Requirements, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise).  There are no outstanding or authorized restricted stock, restricted stock unit, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Target Companies.

(e)          All outstanding shares of Company Common Stock and other securities of the Target Companies, (i) have been issued and granted in compliance in all material respects with: (A) all applicable securities laws and other applicable Legal Requirements, and (B) all requirements set forth in applicable Contracts and Company Employee Plans; and (ii) each such grant was duly authorized no later than the date on which such grant was by its terms effective (the “Grant Date”) by all necessary corporate action, and the award agreement governing such grant was duly executed and delivered by each party thereto within a reasonable time following the Grant Date.

(f)          Except as set forth in Sections 2.3(a), 2.3(c) or 2.3(d), as of the Reference Date, there is no: (i) outstanding subscription, option, call, warrant, preemptive, participation, maintenance, right of first refusal, conversion, redemption, share appreciation, repurchase or other (whether or not currently exercisable) to acquire any issued or unissued shares of the capital stock or other securities of any of the Target Companies; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Target Companies; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Target Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

(g)          All Company Options and other Company Equity Awards (i) have been issued and granted in compliance in all material respects with:  (A) all applicable securities laws and other applicable Legal Requirements, and (B) all requirements set forth in applicable Contracts and Company Employee Plans; and (ii) each such grant was duly authorized no later than the Grant Date by all necessary corporate action, and the award agreement governing such grant was duly executed and delivered by each party thereto within a reasonable time following the Grant Date.

(h)          All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company, free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities laws or any Company Permitted Encumbrances).

(i)          The Requisite Holders (as defined in the Company’s certificate of incorporation) of the Series C Preferred Stock have by written consent waived the right of the holders of Series C Preferred Stock as to all shares of Series C Preferred Stock (and the holders thereof) to approve a Change of Control (as defined in the Company’s certificate of incorporation) as relating to the Offer and the Merger, which right is provided for in Article IV, Section (d)(9)(B) of the Company’s certificate of incorporation, pursuant to and in accordance with Article IV, Section 10(F) of the Company’s certificate of incorporation.  The Company has Made Available to Parent an accurate and complete copy of such written consent.

2.4          SEC Filings; Financial Statements.

(a)          The Company has Made Available (or made available on the SEC website) to Parent accurate and complete copies of all registration statements, proxy statements, Company Certifications and other statements, reports, schedules, forms and other documents filed by the Company with the SEC between December 31, 2020 and, solely for purposes of this sentence, the date of this Agreement (and for all other purposes under this Agreement since December 31, 2020), including all amendments thereto since December 31, 2020 (collectively, the “Company SEC Documents”).  All statements, reports, schedules, forms and other documents required to have been filed by the Company or its officers with the SEC since December 31, 2020 have been so filed on a timely basis.  None of the Company’s Subsidiaries is required to file any documents with the SEC.  As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):  (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of applicable law; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected:  (A) in the case of Company SEC Documents filed or furnished on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by filing or furnishing of the applicable amending or superseding Company SEC Document; and (B) in the case of Company SEC Documents filed or furnished after the date of this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Company SEC Document.  Each of the certifications and statements relating to the Company SEC Documents required by:  (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Company Certifications”) is accurate and complete in all material respects, and complies as to form in all material respects with all applicable Legal Requirements.  As used in the introduction to this Section 2 and 2.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information concerning the Target Companies required to be disclosed by the Company in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Since December 31, 2020 through the date hereof, the Company has been in compliance in all material respects with the applicable rules, regulations and listing requirements of the Nasdaq Capital Market, and has not between December 31, 2020 and the date of this Agreement received any notice asserting or questioning any non-compliance with the rules, regulations and listing requirements of the Nasdaq Capital Market.

(c)          The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents:  (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby, in each case in accordance with GAAP.  No financial statements of any Person other than the Target Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(d)          The Company’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been, to the knowledge of the Company:  (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.  All non-audit services performed by the Company’s auditors for the Target Companies that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(e)          The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Target Companies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Target Companies that could have a material effect on the Company’s consolidated financial statements.  The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2021.  To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, between December 31, 2021 and the date of this Agreement, neither the Company nor any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of:  (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Target Companies; (B) any fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(f)          As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.  To the knowledge of the Company, (i) none of the Company SEC Documents is the subject of ongoing SEC review, and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g)          None of the Target Companies is a party to nor has any obligation or other commitment to become a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(h)          As of the date of this Agreement, the Company’s cash and cash equivalents were at least $57,000,000, inclusive of the amounts set forth on Part 2.4(h) of the Company Disclosure Schedule.

2.5          Absence of Changes.  Except as set forth in Part 2.5 of the Company Disclosure Schedule, between December 31, 2021 and the date of this Agreement, (a) there has not been any Company Material Adverse Effect, (b) the business of the Target Companies has been carried on and conducted in the ordinary course of business consistent with past practices and (c) there has not been any action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) (other than subsections (iii), (vii), (x), (xiii) and (xvi) thereof) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.6          Title to Assets.  The Target Companies own, and have good and valid title to, all material assets (excluding, for purposes of this Section 2.6, Intellectual Property and Intellectual Property Rights) purported to be owned by them, including:  (a) all such assets reflected on the Company Audited Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Company Audited Balance Sheet); and (b) all other such assets reflected in the books and records of the Target Companies as being owned by the Target Companies.  All of said assets are owned by the Target Companies free and clear of any Encumbrances, except for:  (i) any lien for current Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, warehousemen’s or other statutory liens arising in the ordinary course of business and for which appropriate reserves have been established on the face of the Company Audited Balance Sheet to the extent required by GAAP; (iii) liens on goods in transit incurred in the ordinary course of business that are to be released upon the arrival of such goods at their final destination; and (iv) liens described in Part 2.6 of the Company Disclosure Schedule (collectively, “Company Permitted Encumbrances”).  The Target Companies are the lessees of, and hold valid leasehold interests in, all material assets purported to have been leased by them, including:  (A) all such assets reflected as leased on the Company Audited Balance Sheet; and (B) all other such assets reflected in the books and records of the Target Companies as being leased to the Target Companies, and, as of the date of this Agreement, the Target Companies enjoy undisturbed possession of such leased assets.

2.7          Loans; Customers; Suppliers and Manufacturers.

(a)          Part 2.7(a) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all outstanding loans and advances made by any of the Target Companies to any Company Associate, other than routine travel advances made to directors or officers or other employees in the ordinary course of business.

(b)          Part 2.7(b) of the Company Disclosure Schedule accurately identifies Target Companies’ top 5 customers in the fiscal year ended in December 31, 2021 and the aggregate amount of net sales in dollars made by the Target Companies during such period.  As of the date of this Agreement, the Company has not received any written notice indicating that any customer or other Person identified or required to be identified in Part 2.7(b) of the Company Disclosure Schedule intends to cease dealing with or materially reduce its orders from any of the Target Companies.

(c)          Part 2.7(c) of the Company Disclosure Schedule accurately identifies (i) the top 5 material contract manufacturing organizations of the Target Companies in the fiscal year ended in December 31, 2021 and the aggregate payments in dollars to such material contract manufacturing organizations made by the Target Companies during such period and (ii) the top 10 suppliers or manufacturers (other than material contract manufacturing organizations) of the Target Companies in the fiscal year ended in December 31, 2021 and the aggregate payments in dollars to such suppliers or manufacturers made by the Target Companies during such period.

(d)          As of the date of this Agreement, the Company has not received any written notice indicating that any supplier, manufacturer or other Person identified or required to be identified in Part 2.7(c) of the Company Disclosure Schedule intends to cease providing or materially reduce services or supplies to any of the Target Companies.

2.8          Equipment; Real Property; Leasehold.

(a)          All material items of equipment and other material tangible assets owned by or leased to and necessary for the operation of the Target Companies are adequate for the uses to which they are, as of the date of this Agreement, being put, are, as of the date of this Agreement, in all material respects, in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the businesses of the Target Companies in the manner in which such businesses are being conducted on the date of this Agreement.

(b)          No Target Company owns any real property.

(c)          Part 2.8(c) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each lease, sublease, license or other occupancy agreement, and any amendments thereto (each of the foregoing, a “Lease”) pursuant to which any of the Target Companies leases, subleases, licenses or occupies real property from any other Person (all real property leased, subleased, licensed or occupied to or by the Target Companies pursuant to the Leases identified or required to be identified in Part 2.8(c) of the Company Disclosure Schedule, including all buildings, structures, fixtures and other improvements leased, subleased, licensed or occupied to or by the Target Companies, is referred to as the “Target Leased Real Property”).  Each Lease is in full force and effect and is the valid, binding and enforceable obligation of the applicable Target Company. Part 2.8(c) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all leases, subleases, licenses or other occupancy agreements and other Company Contracts granting to any Person (other than any Target Company) a right of use or occupancy of any of the Target Leased Real Property.  There is no Person in possession of any Target Leased Real Property other than a Target Company.  Between December 31, 2020 and the date of this Agreement, none of the Target Companies has received any written notice (or, to the knowledge of the Company, any other communication, whether written or otherwise) of a material default, alleged material failure to perform, or any material offset or counterclaim with respect to any occupancy agreement with respect to any Target Leased Real Property which has not been fully remedied and withdrawn. Each parcel of Target Leased Real Property is being used in the operation of the business of the Target Companies as currently conducted and is suitable for same, and no other real property is being used or is otherwise reasonably required to operate the business of the Target Companies as currently conducted or as anticipated to be operated pursuant to the terms hereof after the Closing Date.

2.9          Intellectual Property.

(a)          Part 2.9(a) of the Company Disclosure Schedule accurately identifies:  (i) each item of Registered IP in which any of the Target Companies has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) or has or purports to have an interest of any nature that has been incorporated into any Company Product and has been licensed by any of the Target Companies on an exclusive basis (the “Target Registered IP”); (ii) the jurisdiction in which such Target Registered IP has been registered or filed and the applicable registration or serial number; (iii) any other Person that has an ownership interest in such item of Target Registered IP and the nature of such ownership interest; and (iv) all filings required to be made with any Governmental Body as of the date of this Agreement with respect to each item of Target Registered IP in order to maintain or renew the Target Registered IP during the six-month period following the date of this Agreement.

(b)          The Target Companies exclusively own all right, title and interest to and in the Company IP they own or purport to own (other than as set forth on Part 2.9(a) of the Company Disclosure Schedule) free and clear of any Encumbrances (other than Company Permitted Encumbrances and non-exclusive licenses granted by any Target Company in connection with the sale or license of the Company Products in the ordinary course of business).  For any Company IP incorporated into any Company Product that is co-owned, the Company has the exclusive rights in its interest to the co-owned Company IP.  Without limiting the generality of the foregoing:

(i)          all documents and instruments necessary to perfect the rights of the Target Companies in the Company IP that is Target Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;

(ii)          no Company Associate or other third party has any claim, right (whether or not currently exercisable) or interest to or in any Company IP and each Company Associate or other third party that is or was involved in the creation or development of any Company IP owned or purported to be owned by a Target Company has signed a valid, enforceable written agreement containing an assignment of Intellectual Property Rights to the Target Companies and confidentiality provisions protecting such Company IP, and all compensation due under applicable Legal Requirement and/or pursuant to any such agreement has been paid;

(iii)          except as set forth in Part 2.9(b)(iii) of the Company Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution have been or are being, or are expected to be, used, directly or indirectly, to develop or create, in whole or in part, any Company IP or Company Product. Except for rights granted under the agreements set forth in Part 2.9(b)(iii) of the Company Disclosure Schedule, no such funding, facilities or personnel were provided or conditioned upon any terms that affect the Company’s rights in any Company IP or Company Product;

(iv)          the Target Companies have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information held by any of the Target Companies, or purported to be held by the Target Companies, as a trade secret to the extent that such Target Companies have determined such proprietary information should be protected as a trade secret, and there has not been any disclosure of or access to any material trade secret or proprietary information included in the Company IP to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such trade secret or information (except for the filing of a patent application by a Target Company Group disclosing such trade secret or information);

(v)          none of the Target Companies is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any of the Target Companies to grant or offer to any other Person any license or right to any Company IP; and

(vi)          except as set forth in Part 2.9(b)(vi) of the Company Disclosure Schedule, the Target Companies own or otherwise have, and after the Closing the Surviving Corporation will continue to have, all Intellectual Property Rights needed to conduct the business of the Target Companies as conducted as of the date of this Agreement.

(c)          All Company IP that is material to the business of any of the Target Companies is valid, subsisting and enforceable.  Except as set forth in Part 2.9(c) of the Company Disclosure Schedule, there are no Intellectual Property Rights owned by any third party that (i) is required by the Company to conduct its business as currently conducted and (ii) the Company is not currently authorized to use.

(d)          Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare:  (i) a loss of, or Encumbrance on, any Company IP; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(e)          To the knowledge of the Company and except as set forth in Part 2.9(e) of the Company Disclosure Schedule, no Person has infringed, misappropriated or otherwise violated, and no Person is infringing, misappropriating or otherwise violating, any Company IP.  Part 2.9(e) of the Company Disclosure Schedule:  (i) accurately identifies (and the Company has provided to Parent an accurate and complete copy of) each letter or other written correspondence that has been received by Target Companies or any Representative of any of the Target Companies between December 31, 2020 and the date of this Agreement regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP; and (ii) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(f)          Except as set forth in Part 2.9(f) of the Company Disclosure Schedule, either the operation of the business of the Target Companies nor the Company Products have ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person.

(g)          No infringement, misappropriation, violation or similar claim or Legal Proceeding is or, between December 31, 2020 and the date of this Agreement, has been pending and served or, to the knowledge of the Company, pending and not served or threatened against any Target Company or against any other Person who is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by any Target Company with respect to such claim or Legal Proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded), in each case which would be material to the Target Companies, taken as a whole.

(h)          Except as set forth in Part 2.9(h) of the Company Disclosure Schedule, between December 31, 2020 and the date of this Agreement, none of the Target Companies has received any written notice or, to the knowledge of the Company, other communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any of the Target Companies or the Company Products, in each case which would be material to the Target Companies, taken as a whole.

(i)          None of the Target Companies has transferred title to, or granted any exclusive license with respect to, any material Company IP, and no Target Company Group has filed any disclaimer, other than a terminal disclaimer, or made or permitted any voluntary reduction in the scope of any issued patent included in the Company IP.

(j)          The IT Systems are, as a whole, adequate and sufficient, and in good working condition to effectively perform all information technology operations necessary, for the conduct of the business of the Target Companies as currently conducted.  The Target Companies have taken commercially reasonable measures to ensure the security, integrity and continuous operation of the IT Systems (including the data stored thereon or transmitted or otherwise processed thereby) and have not experienced between December 31, 2020 and the date of this Agreement any material disruption to, or material interruption in, the conduct of their business attributable to a defect, bug (and, to the knowledge of the Company, no such IT System contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any IT System, including any code or routine that permits unauthorized access or the unauthorized disablement, loss, exfiltration or erasure of such IT System or information or data), breakdown or other failure or deficiency on the part of the IT Systems.

(k)          In connection with their collection, storage, use and/or disclosure of any Personal Information, the Target Companies have implemented disclosures, policies and procedures that comply in all material respects with (i) all applicable Legal Requirements; (ii) the Target Companies’ privacy policies; and (iii) the requirements of all contracts, codes of conduct or industry standards to which any Target Company is bound (collectively, “Privacy Requirements”).  The Target Companies maintain and have maintained reasonable physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of any Target Company from and against unlawful, accidental or unauthorized access, destruction, loss, use, unavailability, modification and/or disclosure.  The Target Companies have not experienced any unlawful, accidental or unauthorized destruction, loss, use, unavailability, modification, acquisition or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of any Target Company such that Privacy Requirements require or required a Target Company to notify government authorities, affected individuals or other parties of such occurrence.  As of the date of this Agreement, none of the Target Companies is a party to or the subject of any pending Legal Proceeding that alleges that it has violated any such Privacy Requirements.

2.10          Contracts.

(a)          Part 2.10(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each Company Contract that constitutes a Company Material Contract and which remains in effect as of the date hereof and under which a Target Company has remaining material rights or obligations.  For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Company Material Contract”:

(i)          any Contract in effect and which has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act, or that would be required to be disclosed under Item 404 of Regulation S-K under the Exchange Act;

(ii)          any Contract constituting a Company Employee Agreement under which annual salary and other stated annual cash compensation exceeds $150,000;

(iii)          any Contract with any labor union or any collective bargaining agreement or similar Contract for the benefit of any Company Associate(s);

(iv)          each material Contract pursuant to which any Intellectual Property Rights or rights in any third party Intellectual Property that has been incorporated into any Company Product is licensed or granted to any Target Company (other than non-exclusive licenses to unmodified generally commercially available third party software);

(v)          each material Contract pursuant to which any Intellectual Property Rights or rights in any Intellectual Property incorporated into any Company Product are licensed by granted to any third party by any Target Company;

(vi)          any material Contract with any distributor and any material contract with any other reseller or sales representative, in each case that provides exclusivity rights to such distributor, reseller or sales representative, other than confidentiality or nondisclosure agreements entered into in the ordinary course of business;

(vii)          any material Contract (other than any purchase order entered into in the ordinary course of business) with sole source or single source suppliers to any Target Company of products or services, other than confidentiality or nondisclosure agreements entered into in the ordinary course of business;

(viii)          any Contract that provides for:  (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, legal fees or other expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate;

(ix)          any Contract (A) that restricts the ability of the Target Companies to compete in any business or with any Person in any geographical area; (B) in which the Company or any Target Company has granted development rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any product or product candidate; (C) in which the Company or any Target Company has agreed to purchase a minimum quantity of goods relating to any product or product candidate; or (D) which provides for “exclusivity” or any similar requirement in favor of any third party, in each case which restriction would or would reasonably be expected to materially and adversely affect the conduct of the business of the Target Companies, taken as a whole, as currently conducted;

(x)          any Contract incorporating or providing for any material guaranty, warranty, sharing of liabilities or indemnity (including any indemnity with respect to Intellectual Property or Intellectual Property Rights) or similar obligation, other than Contracts entered into in the ordinary course of business or that do not deviate in any material respect from the standard forms of Contracts previously Made Available by the Company to Parent;

(xi)          any Contract providing for any currency hedging;

(xii)          any Contract requiring that any of the Target Companies give any written notice or provide any information to any Person prior to responding to or prior to accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction;

(xiii)          any Contract providing for the lease, sublease, license or occupancy of Target Leased Real Property;

(xiv)          any Contract that is a Government Contract;

(xv)          any Contract, not covered by another clause of this Section 2.10(a), that:  (A) involved the payment or delivery of cash or other consideration in an amount or having a value in excess of $300,000 in the fiscal year ending December 31, 2021; (B) requires by its terms the payment or delivery of cash or other consideration in an amount or having a value in excess of $300,000 in the fiscal year ending December 31, 2020; (C) involved the performance of services having a value in excess of $300,000 in the fiscal year ended December 31, 2021; or (D) requires by its terms the performance of services having a value in excess of $300,000 in the fiscal year ending December 31, 2020;

(xvi)          any material Contract that has a term of more than one year and which may not be terminated by a Target Company (without penalty in excess of $75,000) within 120 days after the delivery of a termination notice by such Target Company (other than confidentiality or nondisclosure agreements entered into by any Target Company);

(xvii)          any Contract, the termination of which would have a Company Material Adverse Effect;

(xviii)          any Contract between the Company and any of its directors, officers or Company Affiliates (other than any Contract solely between or among the Company or its Subsidiaries);

(xix)          any Contract entered into during the past three years involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of (A) a business or capital stock or other equity interests, or (B) other than in the ordinary course of business assets consistent with past practices, the assets (including capital assets) or properties of another Person, in each case, for aggregate consideration (in one or a series of related transactions) under such Contract of $1,000,000 or more; and

(xx)          any Contract that commits the Company or any Company Affiliates to enter into any of the foregoing.

The Company has Made Available (including by filing with the SEC) to Parent an accurate and complete copy of each Company Contract that constitutes a Company Material Contract as of the date of this Agreement.

(b)          Each Company Contract that constitutes a Company Material Contract is valid and in full force and effect (except for Contracts that are expired, terminated, and/or not renewed during the Pre-Closing Period), and is enforceable in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Enforceability Exceptions”).

(c)          Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:  (i) none of the Target Companies has violated or breached in any material respect, or committed any default in any material respect under, any Company Material Contract; (ii) to the knowledge of the Company, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any Company Material Contract; (iii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to:  (A) result in a violation or breach in any material respect of any Company Material Contract; (B) give any Person the right to declare a default in any material respect under any Company Material Contract; (C) give any Person the right to accelerate in any material respect the maturity or performance of any Company Material Contract; or (D) give any Person the right to cancel, terminate or modify in any material respect any Company Material Contract; and (iv) between December 31, 2020 and the date of this Agreement, none of the Target Companies has received any written notice (or, to the knowledge of the Company, any other communication) regarding any actual or possible material violation or breach of, or material default under, any Company Material Contract.

2.11          Liabilities.  None of the Target Companies has any material accrued, contingent or other liabilities of the type required by GAAP to be disclosed, accrued or reserved in the liabilities column of the consolidated balance sheet of the Target Companies, except for:  (a) liabilities identified as such, or specifically reserved against, in the Company Audited Balance Sheet; (b) liabilities that have been incurred by the Target Companies since the date of the Company Audited Balance Sheet in the ordinary course of business consistent in all material respects with past practice; (c) liabilities for performance of obligations of the Target Companies pursuant to the express terms of Company Contracts Made Available to Parent prior to the date of this Agreement (or not required by this Agreement to be Made Available) and not arising under or resulting from any breach or nonperformance of such Company Contract; (d) liabilities under this Agreement or incurred in connection with the Contemplated Transactions; and (e) liabilities described in Part 2.11 of the Company Disclosure Schedule.

2.12          Compliance with Legal Requirements; Regulatory Matters.

(a)          Each of the Target Companies is, and has during two years prior to the date of this Agreement been, in compliance in all material respects with all Legal Requirements, which are applicable to the business, properties, assets and activities of the Target Companies.  During the two years prior to the date of this Agreement, none of the Target Companies has received any written notice or, to the knowledge of the Company, other communication from any Governmental Body or other Person regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any Legal Requirement.

(b)          Each Company Product is being or has been researched, developed, tested, manufactured, packaged, labeled, handled, stored, supplied, distributed, marketed, commercialized, imported, exported, and sold in compliance in all material respects with all Health Care Laws.

(c)          The Company has Made Available to Parent complete and correct copies of (i) each NDA and each IND submitted to the FDA and (ii) each marketing authorization application submitted to the European Medicines Agency, in each case with respect to the Company Products, including all supplements and amendments thereto.

(d)          Between December 31, 2020 and the date of this Agreement, the Company has not received any written communication from the FDA or any other Governmental Body, including any warning letter or untitled letter, that alleges or suggests that the Target Companies are not in compliance in all material respects with any applicable requirements under the Health Care Laws.

(e)          To the knowledge of the Company, as of the date of this Agreement, there are no pending or threatened material investigations, suits, claims, actions or other material Legal Proceeding against the Target Companies, including those relating to or arising under applicable Health Care Laws.  Between December 31, 2020 and the date of this Agreement, no Target Company nor any of its officers or employees (in his or her capacity as such) has been or is subject to any enforcement proceedings by the FDA or any other Governmental Body.  Between December 31, 2020 and the date of this Agreement, there has not been and is not now any Form FDA 483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information pending or in effect against the Target Companies or any of its officers or employees with respect to the Company Products, and Target Companies have no material liability (whether actual or contingent) for failure to comply with the applicable Health Care Laws.

(f)          The Target Companies have maintained reasonable records relating to the research, development, testing, manufacture, handling, labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export, and sale of the Company Products in material compliance with the applicable Health Care Laws, and the Company has submitted to the FDA and other Governmental Bodies in a timely manner all required notices and annual or other reports, including adverse experience reports and annual reports, related to the research, development, testing, manufacture, handling, labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export, and sale of the Company Products, except as would not be material to the Target Companies, taken as a whole.

(g)          Neither any of the Target Companies nor, to the knowledge of the Company, any officer, employee or agent of any of the Target Companies, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body which administers Health Care Laws, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body which administers Health Care Laws, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other such Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any similar policy.

(h)          All manufacturing operations relating to the Company Products conducted by or on behalf of Target Companies have been and are being conducted in compliance in all material respects with applicable provisions of Current Good Manufacturing Practice requirements as set forth in 21 U.S.C. § 351(a)(2)(B), 21 C.F.R. Parts 210 and 211, and applicable final guidance documents, as amended from time to time.  As of the date of this Agreement, no Company Product has been recalled, suspended, or discontinued by the Target Companies at the request of the FDA or any other Governmental Body.  As of the date of this Agreement, no Target Company has received any notice from the FDA or any other applicable Governmental Body that it has commenced, or, to the knowledge of the Company, threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Company Product, or that it has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any Company Product, except as would not be material to the Target Companies, taken as a whole.

(i)          All nonclinical studies and clinical trials relating to the Company Products conducted by or on behalf of the Target Companies have been, or are being, conducted in compliance in all material respects with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar Legal Requirements in other jurisdictions, and all Legal Requirements relating to protection of human subjects.

(j)          The Target Companies have promoted the Company Products in compliance in all material respects with all applicable Health Care Laws and other applicable Legal Requirements.  As of the date of this Agreement, the Target Companies have not received, and to the Company’s knowledge, do not have pending or in effect any notice, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information from the FDA or any Governmental Body concerning material noncompliance with Health Care Laws and other Legal Requirements with regard to promotion of Company Products.

(k)          No Target Company, nor, to the Company’s knowledge, its officers, employees, agents or contractors, have been debarred or have been convicted of any crime or engaged in any conduct that resulted in debarment under 21 U.S.C. § 335a or disqualification as a clinical investigator under 21 C.F.R. § 312.70 or any similar Health Care Laws, and no Target Companies or, to the knowledge of the Company, any of its officers, employees, agents or contractors, has engaged in any conduct that would reasonably be expected to result in debarment or disqualification as an investigator.  No Target Company, nor, to the Company’s knowledge, its officers, employees, agents or contractors, has been excluded or convicted of any crime for which exclusion from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law, could result.

2.13          Certain Business Practices.

(a)          None of the Target Companies, and (to the knowledge of the Company) no Representative of any of the Target Companies with respect to any matter relating to any of the Target Companies, have:  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (iii) made any other material unlawful payment.

(b)          The Company has in place policies, procedures and controls that are reasonably designed to ensure compliance with the (i) FCPA and (ii) other applicable anti-bribery or anti-corruption Legal Requirements.

(c)          The Company and its Subsidiaries are in compliance with, and have not in the past three years, violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering Legal Requirements and regulations and Sanctions, including the Legal Requirements, executive orders and sanctions programs administered by OFAC.  None of the Target Companies (including their respective predecessors), or any director or officer thereof, or, to the Company’s knowledge, any agent acting on their behalf, (x) is a Sanctioned Person or has any reason to believe that it is acting on behalf of, or for the benefit of, any Sanctioned Person in violation of Sanctions or (y) has engaged in any dealings with or the benefit of any Sanctioned Person, or in or involving any Sanctioned Country in violation of Sanctions.

2.14          Governmental Authorizations.

(a)          The Target Companies hold all material Governmental Authorizations necessary to enable the Target Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted.  All such Governmental Authorizations are valid and in full force and effect.  Each Target Company is, and at all times since December 31, 2020 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations.  Between December 31, 2020 and the date of this Agreement, none of the Target Companies have received any written notice (or, to the knowledge of the Company, any other communication) from any Governmental Body regarding:  (i) any material violation of or failure to comply in any material respect by any of the Target Companies with any term or requirement of any of the Target Companies’ material Governmental Authorization; or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

(b)          Each of the Target Companies is, and has been since December 31, 2020, in compliance in all material respects with all of the material terms and requirements of each material grant, incentive or subsidy provided or made available to or for the benefit of any of the Target Companies by or on behalf of any U.S. federal, state or local Governmental Body or any foreign Governmental Body, whether directly or indirectly as a subcontractor, subrecipient, subgrantee, or similar (at any tier) in connection with a grant, incentive or subsidy between another Person and a Governmental Body.  Neither the execution, delivery or performance by the Company of this Agreement, nor the consummation by the Company of the Merger or any of the other Contemplated Transactions, does, will or would reasonably be expected to (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any such grant, incentive or subsidy.

2.15          Tax Matters.

(a)          Each of the Target Companies has filed all material Tax Returns that they were required to file under applicable Legal Requirements, and all such Tax Returns are correct and complete in all material respects.  All amounts shown on such Tax Returns to be due and owing (and all other material Taxes due and owing whether or not shown on any Tax Return) have been fully paid.

(b)          The unpaid Taxes of the Target Companies did not, as of the date of the Company Audited Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Audited Balance Sheet.  Since the date of the Company Audited Balance Sheet, the Target Companies have not incurred any material liability for Taxes outside the ordinary course of business.

(c)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Target Companies.

(d)          Each of the Target Companies has complied in all material respects with its obligations under Legal Requirements to timely withhold or collect all material Taxes on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and timely pay to the proper Governmental Body or other Person or properly set aside in accounts for this purpose such amounts.

(e)          As of the date of this Agreement, no outstanding deficiencies for income or other material Taxes with respect to any of the Target Companies have been claimed, proposed, or assessed by any Governmental Body.  As of the date of this Agreement, there are no pending (or, based on written notice, threatened) material audits, assessments or other Legal Proceedings for or relating to any Taxes or Tax Returns of any Target Company.  None of the Target Companies has waived any statute of limitations in respect of income or other material Taxes or agreed to any extension of time with respect to an income or material Tax assessment or deficiency, which waiver or extension is currently in effect (other than any automatic extension of time to file Tax Returns).

(f)          There are no Contracts relating to the allocating, sharing or indemnification of Taxes or similar arrangement with respect to Taxes to which any Target Company is a party to or is bound by, other than commercially reasonable agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”).  The Target Companies do not have any liability for any material Taxes of any other Person (other than a Target Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Legal Requirements) (other than liabilities of members of the affiliated group of which the Company is or was the common parent), as a transferee or successor, by Contract (other than an Ordinary Commercial Agreement) or by operation of law.

(g)          Within the last three years, no Target Company has distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(h)          None of the Target Companies has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) (or any other transaction that is subject to disclosure requirements pursuant to a corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements).

(i)          The Company is properly entitled to receive during 2022, or has already received, a refund of Taxes from the German Tax authorities in an amount equal to at least €2,900,000.

2.16          Employee and Labor Matters; Benefit Plans.

(a)          Except as set forth in Part 2.16(a) of the Company Disclosure Schedule, none of the Target Companies is a party to, or has a duty to bargain for or is otherwise bound by, any collective bargaining agreement or other Contract with a labor organization or works council representing any Company Associate and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any Company Associate.  Since December 31, 2018 there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Target Companies or any of their employees.  There is not pending as of the date of this Agreement, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute.  Additionally, there is no charge or complaint regarding unfair labor practices or unlawful employment practices pending before any Governmental Body relating to the Target Companies or any Company Associate.

(b)          Part 2.16(b) of the Company Disclosure Schedule sets forth all material Company Employee Plans.

(c)          None of the Target Companies intends, and none of the Target Companies has committed, to establish or enter into any new Company Employee Plan.  Except as required by this Agreement, neither the Company, nor, to the Company’s knowledge, any other Person, intends to or has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to modifications, changes or terminations required by any Legal Requirements.

(d)          The Company has Made Available to Parent a complete and accurate copy of all documents setting forth the terms of each material Company Employee Plan and a written description of any material unwritten Company Employee Plan.  With respect to each Company Employee Plan that is subject to ERISA or intended to be qualified under Section 401(a) of the Code, the Company has Made Available to Parent:  (i) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under applicable Legal Requirements in connection with each Company Employee Plan; (ii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets, if any; (iii) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA or any similar Legal Requirement with respect to each Company Employee Plan; (iv) the most recent IRS determination, advisory, or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code; (v) the most recent written results of all required compliance testing; and (vi) copies of any material correspondence with the IRS, Department of Labor or other Governmental Body.

(e)          Neither the Company nor any Company Affiliate or ERISA Affiliate has ever maintained, established, participated in or contributed to, or is or has been required to contribute to, or has otherwise incurred any obligation or liability (including any contingent or indirect liability) under a plan that (i) is subject to Title IV or Section 302 of ERISA or Code Sections 412, 430 or 4971, (ii) is a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), or a “multiemployer plan” as defined in Section 4001 of ERISA, (iii) has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (iv) is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) is maintained in connection with any trust described in Section 501(c)(9) of the Code.

(f)          Each Company Employee Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of or is permitted to rely upon a favorable determination letter (or, if applicable, advisory or opinion letter) from the IRS that has not been revoked, and no event has occurred and no condition exists that would reasonably be expected to materially adversely affect the qualified status of any such Company Employee Plan or the imposition of any material liability, penalty or Tax under ERISA or the Code.  None of the Target Companies have engaged in a transaction in connection with which such Target Company reasonably would be subject to either a liability pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(g)          Each Company Employee Plan has been operated, funded and administered in accordance with its provisions and in compliance in all material respects with all applicable Legal Requirements, including any applicable provisions of ERISA and the Code.  All payments and contributions required to be made under any Company Employee Plan have been timely made or the amount of such payment or contribution obligation has been properly reflected in the Company SEC Documents filed prior to the date of this Agreement, in each case in accordance with all applicable Legal Requirements and with GAAP.  Since December 31, 2018, the Target Companies have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party with respect to, any Company Employee Plan.

(h)          Except for coverage required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Target Companies nor any Company Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any Company Associate pursuant to any retiree medical, retiree disability, retiree life insurance benefit plan or other retiree welfare plan.

(i)          Except as set forth in Part 2.16(i) of the Company Disclosure Schedule, each of the Target Companies and Company Affiliates is, and since December 31, 2018 has been, in compliance in all material respects with all applicable Legal Requirements related to employment and employment practices (including any Order or arbitration award of any court, arbitrator or any Governmental Body), including payment of wages, hours of work, harassment, discrimination, retaliation, employee safety or health, and labor relations.

(j)          In the past five years, (i) no allegations of sexual harassment, sexual misconduct or illegal retaliation or discrimination have been made against any Company Associate in a managerial position, and (ii) none of the Target Companies has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or illegal retaliation or discrimination by any Company Associate.

(k)          Except as set forth in Part 2.16(k) of the Company Disclosure Schedule or pursuant to Section 5.2 or 5.4 hereof, neither the execution of this Agreement nor the consummation of the Offer or the Merger (including in combination with other events or circumstances) will (i) entitle any Company Associate to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any Company Associate, (iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any benefits under any Company Employee Plan, or (iv) result in the forgiveness of indebtedness of any Company Associate.  No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from any of the Target Companies as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(l)          Except as set forth in Part 2.16(l) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Offer or the Merger (including in combination with other events or circumstances) will result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(m)          There are no actions, suits, claims, charges, complaints, grievances, arbitrations, investigations or other Legal Proceedings pending or, to the knowledge of the Company, threatened against any of the Target Companies or Company Affiliates or any administrator or fiduciary of any Company Employee Plan relating to the employment or engagement of any Company Associate or to any Company Employee Plan, other than any routine claims for benefits.

(n)          Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code and applicable guidance thereunder and no amount under such Company Employee Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(o)          No Company Employee Plan covers any Company Associate residing or working outside of the United States.

2.17          Environmental Matters.

(a)          Since December 31, 2014, the Target Companies have been and are in compliance in all material respects with all applicable Environmental Laws, including possessing and complying in all material respects with the terms of all Orders required for their operations under applicable Environmental Laws.  Between December 31, 2020 and the date of this Agreement, none of the Target Companies have received any written notice (or, to the knowledge of the Company, any other communication, whether written or otherwise), whether from a Governmental Body, citizens group, Company Associate or otherwise, that alleges that any of the Target Companies is not or might not be in compliance in all material respects with any Environmental Law, which non-compliance has not been cured or for which there is any remaining material liability.

(b)          To the knowledge of the Company:  (i) all Target Leased Real Property and any other property that is or was leased to or controlled or used by any of the Target Companies, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any Materials of Environmental Concern or material environmental contamination except as would not reasonably be expected to require any material corrective action or other material remedial obligations under Environmental Laws by the Target Companies; (ii) none of the Target Leased Real Property or any other property that is or was leased to or controlled or used by any of the Target Companies contains any underground storage tanks, asbestos, equipment using polychlorinated biphenyls or underground injection wells; and (iii) none of the Target Leased Real Property or any other property that is or was leased to or controlled or used by any of the Target Companies contains any septic tanks in which process wastewater or any Materials of Environmental Concern that have been Released.

(c)          To the knowledge of the Company, no Target Company has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law:  (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

(d)          None of the Target Companies have entered into any Company Contract that would reasonably be expected to require any of them to guarantee, reimburse, defend, hold harmless or indemnify any other party with respect to material liabilities arising out of Environmental Laws, or the activities of the Target Companies or any other Person relating to Materials of Environmental Concern.

(e)          For purposes of this Agreement:  (i) “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution worker safety, exposure of any individual to Materials of Environmental Concern or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Materials of Environmental Concern” includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment; and (iii) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

2.18          Insurance.  Each material insurance policy, and each material self-insurance program and arrangement, of the Target Companies relating to the business, assets and operations of the Target Companies (“Policies”) is in full force and effect and is listed on Part 2.18 of the Company Disclosure Schedule.  Between December 31, 2020 and the date of this Agreement, none of the Target Companies have received any written notice (or, to the knowledge of the Company, any other communication) regarding any actual or possible:  (a) cancellation or invalidation of any material insurance policy; (b) refusal of any coverage or rejection of any material claim under any material insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy.  As of the date of this Agreement, there is no pending workers’ compensation or other claim under or based upon any material insurance policy of any of the Target Companies involving an amount in excess of $50,000 in any individual case or $150,000 in the aggregate.  None of the Target Companies is in breach or default, and no Target Company has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies.

2.19          Transactions with Affiliates.  Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, during the period commencing on the date of the Company’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.

2.20          Legal Proceedings; Orders.

(a)          Except as set forth in Part 2.20(a) of the Company Disclosure Schedule, there is no, as of the date hereof, and there has not been between December 31, 2020 and the date of this Agreement any, pending and served Legal Proceeding, and, to the knowledge of the Company, there is no pending but not served Legal Proceeding and, during such period no Person has threatened in writing or, to the Company’s knowledge, otherwise to commence any material Legal Proceeding:  (i) that names any of the Target Companies, any business of any of the Target Companies, any of the assets owned, leased or used by any of the Target Companies or, to the knowledge of the Company, any Company Associate, except as would not be material to the Target Companies, taken as a whole; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Offer, the Merger or any of the other Contemplated Transactions.

(b)          As of the date of this Agreement, there is no Order to which any of the Target Companies, or any of the material assets owned or used by any of the Target Companies, is subject.  To the knowledge of the Company, no officer or other key employee of any of the Target Companies is subject to any Order that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Target Companies.

2.21          Government Contracts.

(a)          As of and since December 31, 2020, the Target Companies have not been party to, and have not incurred any liabilities with respect to, any Government Contracts, nor does any Target Company have any Government Contract Bids.

(b)          Neither the Target Companies nor any of their respective owners, officers, directors, or employees, nor to the knowledge of the Company any of its consultants, agents, or representatives (acting in their capacities as such) is as of the date of this Agreement debarred or suspended from doing business with any Governmental Body, or proposed for debarment or suspension, or otherwise ineligible to do business with any Governmental Body.

2.22          Authority; Binding Nature of Agreement.  The Company has the requisite corporate power and authority to enter into and, subject to consummation of the Offer, to perform its obligations under this Agreement.  The Company Board (at a meeting duly called and held) has:  (a) unanimously determined that, as of the date of this Agreement and (with or without due notice or lapse of time or both), including the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, resolving that the Merger shall be governed by Section 251(h) of the DGCL; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; and (c) unanimously recommended, as of the date of this Agreement, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”).  Assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.23          Inapplicability of Section 203 of the DGCL.  Assuming the accuracy of the representation by Parent and Purchaser set forth in Section 3.9, the Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of this Agreement, the Support Agreements, or to the consummation of the Offer, the Merger or any of the other Contemplated Transactions.

2.24          No Vote Required.  Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the holders of any class or series of the Company’s capital stock or other securities is required to authorize this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby.

2.25          Non-Contravention; Consents.  Assuming compliance with the applicable provisions of the DGCL, the rules and regulations of the SEC, and the rules, regulations and listing requirements of the Nasdaq Capital Market, except (i) as set forth in Part 2.25 of the Company Disclosure Schedule, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any equivalent foreign antitrust filings, or (iii) in the case of clauses (b) through (e) as would not be material to the Target Companies, taken as a whole, neither (1) the execution, delivery or performance by the Company of this Agreement, (2) the consummation of the Offer, nor (3) the consummation by the Company of the Merger or any of the other Contemplated Transactions, would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a)          contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Target Companies;

(b)          contravene, conflict with or result in a violation of any Legal Requirement or any Order to which any of the Target Companies, or any of the assets owned or used by any of the Target Companies, is subject;

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Target Companies;

(d)          contravene, conflict with or result in a violation or breach of, or result in a default (with or without due notice or lapse of time or both) under, any provision of any Company Material Contract, or give any Person the right to:  (i) declare a default or exercise any remedy under any such Company Material Contract; (ii) accelerate the maturity or performance of any such Company Material Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Company Material Contract; or

(e)          result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Target Companies (except for the Company Permitted Encumbrances).

Except as may be required by the Exchange Act, the DGCL and the listing requirements of the Nasdaq Capital Market, none of the Target Companies was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (x) the execution, delivery or performance of this Agreement by the Company; or (y) the consummation by the Company of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not be material to the Target Companies, taken as a whole.

2.26          Opinion of Financial Advisor.  The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Cowen and Company, LLC (the “Company’s Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received by the holders of Company Common Stock in the Offer (solely to be received for such stockholders’ Company Common Stock, and not with respect to any consideration to be received for any Series C Preferred Stock) is fair, from a financial point of view, to such stockholders of the Company. The Company will make available to Parent solely for informational purposes a written copy of such opinion promptly after receipt thereof following the date of this Agreement (it being understood and agreed that such written opinion is for the benefit of the Company Board and any committee thereof and may not be relied upon by Parent or Purchaser).

2.27          Financial Advisor.  Other than the Company’s Financial Advisor, no broker, finder, investment banker, consultant or intermediary is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Target Companies.  The Company has Made Available to Parent all agreements under which amounts are payable to the Company’s Financial Advisor.

2.28          Disclosure.  None of the information to be supplied by or on behalf of the Company in writing for inclusion or incorporation by reference in the Offer Documents will, on the date the Schedule TO is filed with the SEC, on the date of any amendment or supplement thereto and on the date the Offer Documents are first published, be sent or given to holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by or on behalf of the Company in writing for inclusion or incorporation by reference in the Schedule 14D-9 will, on the date the Schedule 14D-9 is filed with the SEC, on the date of any amendment or supplement thereto and on the date the Schedule 14D-9 is first published, be sent or given to holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

2.29          Acknowledgement by the Company.  The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3.  Such representations and warranties by Parent constitute the sole and exclusive representations and warranties of Parent in connection with the Contemplated Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent.  None of Parent, Purchaser or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from any information unless and solely to the extent any such information is expressly included in a representation or warranty contained in Section 3.

SECTION 3          REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows (it being understood that each representation and warranty contained in this Section 3 is qualified by and subject to:  (a) the exceptions and disclosures set forth in the section or subsection of the Parent Disclosure Schedule corresponding to the particular section or subsection in this Section 3 in which such representation and warranty appears; and (b) any exception or disclosure set forth in any other section or subsection of the Parent Disclosure Schedule to the extent it is reasonably apparent on the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty):

3.1          Due Organization; Etc.

(a)          Each of the Parent Companies is a corporation or other Entity duly organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation and has all necessary corporate or similar power and authority to conduct its business in the manner in which its business is currently being conducted; except as would not have a Parent Material Adverse Effect.

(b)          Each of the Parent Companies is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

3.2          Authority; Binding Nature of Agreement.  Parent and Purchaser have the requisite corporate power and authority to enter into and perform their respective obligations under this Agreement.  The Parent Board (at a meeting duly called and held) has authorized and approved the execution, delivery and performance of this Agreement by Parent.  Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

3.3          Ownership of Company Capital Stock.  None of Parent, Purchaser or any of their “affiliates” or “associates” “owns,” or has “owned” in the past three years, any shares of Company Common Stock, as those terms are defined in Section 203 of the DGCL.  Terms used in this Section 3.3 will be given the meaning set forth in Section 13 of the Exchange Act and the rules and regulations promulgated thereunder or Section 203 of the DGCL, as the case may be.

3.4          Litigation.  As of the date of this Agreement, there is Legal Proceeding pending and of which Parent has been notified or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.  As of the date of this Agreement, there are no Orders outstanding against Parent or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

3.5          Available Funds.  Parent has, and will at the Acceptance Time and at the Closing have, access to (including under existing credit facilities) all of the funds that are necessary to enable the payment by Parent or Purchaser in cash of all amounts required to be paid by Parent or Purchaser in connection with the Offer, the Merger and the other Contemplated Transactions, including the payment of the Offer Price for each share of Company Common Stock tendered pursuant to the Offer, the payment of the Offer Price pursuant to the Merger, the payments owing to holders of Company Equity Awards under this Agreement and the payment of all fees and expenses required to be paid by Parent and Purchaser under this Agreement.

3.6          Non-Contravention; Consents.  Assuming compliance with the rules and regulations of the SEC, except (i) as set forth in Part 3.6 of the Parent Disclosure Schedule, (ii) the filing of the pre-merger notification report under the HSR Act and any equivalent foreign antitrust filings, or (iii) in the case of clauses (b) through (e), as would not be material to the Parent Companies as a whole, neither (1) the execution, delivery or performance by Parent and Purchaser of this Agreement, (2) the consummation of the Offer, nor (3) the consummation by Parent and Purchaser of the Merger or any of the other Contemplated Transactions, would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a)          contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Parent Companies;

(b)          contravene, conflict with or result in a violation of any Legal Requirement or any Order to which any of the Parent Companies, or any of the assets owned or used by any of the Parent Companies, is subject;

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any of its Subsidiaries;

(d)          contravene, conflict with or result in a violation or breach of, or result in a default (with or without due notice or lapse of time or both) under, any provision of any Contract to which Parent or any of its Subsidiaries is a party, or give any Person the right to:  (i) declare a default or exercise any remedy under any such Contract; (ii) accelerate the maturity or performance of any such Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Contract; or

(e)          result in the imposition or creation of any Encumbrance upon or with respect to any tangible asset owned or used by Parent or any of its Subsidiaries;

except, in the case of clauses (c), (d) or (e), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Except as may be required by the Exchange Act and the rules, regulations and listing requirements of the Nasdaq Capital Market, none of the Parent Companies was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (x) the execution, delivery or performance by Parent and Purchaser of this Agreement; or (y) the consummation by Parent and Purchaser of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not have a Parent Material Adverse Effect.

3.7          Disclosure.  None of the information to be supplied by or on behalf of Parent in writing for inclusion or incorporation by reference in the Schedule 14D-9 will, on the date the Schedule 14D-9 is filed with the SEC and on the date the Schedule 14D-9 is first published, be sent or given to holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by or on behalf of Parent in writing for inclusion or incorporation by reference in the Offer Documents will, on the date the Schedule 14D-9 is filed with the SEC and on the date the Schedule 14D-9 is first published, be sent or given to holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.8          Acknowledgement by Parent.  Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 2.  Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Contemplated Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.  None of the Target Companies nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Purchaser or any other Person resulting from the distribution or failure to distribute to Parent or Purchaser or any of their respective affiliates, or Parent’s or Purchaser’s or any such affiliate’s use of, any such information unless and solely to the extent any such information is expressly included in a representation or warranty contained in Section 2.

3.9          Purchaser.  Purchaser was formed solely for the purpose of engaging in the Contemplated Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions.

SECTION 4          CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD

4.1          Access and Investigation.  During the period commencing on the date of this Agreement and ending as of the earlier of the termination of this Agreement in accordance with Section 7 or the Acceptance Time (the “Pre-Closing Period”), subject to applicable Legal Requirements (including attorney-client privilege and work product doctrine) and the terms of any confidentiality restrictions under Contracts of a party as of the date hereof (subject to an obligation of the applicable party to use commercially reasonable efforts to cause such restrictions to be waived), upon reasonable notice the Company shall, and shall cause its Subsidiaries and each of their respective Representatives to:  (a) provide the Representatives of Parent with reasonable access during normal business hours to its Representatives and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Entity or any of its Subsidiaries, in each case as reasonably requested by Parent; and (b) provide the Representatives of Parent with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to such Entity and its Subsidiaries as reasonably requested by Parent.  Without limiting the generality of any of the foregoing, during the Pre-Closing Period (but subject to applicable Legal Requirements, and except in the case of any document relating to any Acquisition Proposal, Superior Offer or Triggering Event), the Company and Parent shall each promptly provide the other with copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Target Companies or Parent or Purchaser in connection with the Merger or any of the other Contemplated Transactions a reasonable time in advance of the filing or sending of such document in order to permit a review thereof.  Nothing herein shall require the Company or Parent to disclose any information if, under the reasonable advice of counsel, such disclosure would jeopardize any attorney-client privilege or contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement; provided that the parties shall cooperate to disclose the portion of such information that would not jeopardize such privilege or contravene such Legal Requirements or binding agreements.  All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement.

4.2          Operation of the Business of the Target Companies.

(a)          During the Pre-Closing Period, except (1) as set forth in Part 4.2(a) of the Company Disclosure Schedule, (2) as otherwise contemplated by this Agreement, or (3) as required by applicable Legal Requirements or by any Company Contract in effect and Made Available to Parent or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):  (i) the Company shall and shall cause each of the Target Companies to, conduct its business and operations in the ordinary course and in accordance in all material respects with past practice and to pay its debt and payables, as they come due; and (ii) the Company shall, and shall cause each of the Target Companies to preserve intact the material components of its current business organization and maintain its relations and goodwill with all material suppliers, material customers, material licensors and Governmental Bodies.

(b)          During the Pre-Closing Period, except (1) as set forth in Part 4.2(b) of the Company Disclosure Schedule, (2) as otherwise contemplated by this Agreement, or (3) as required by applicable Legal Requirements, the Company shall not (without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed), and the Company shall ensure that each of the other Target Companies does not (except as otherwise contemplated by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed):

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than:  (A) dividends or distributions between or among any of the Target Companies to the extent consistent with past practice; (B) pursuant to the Company’s right to repurchase restricted stock held by an employee of the Company upon termination of such employee’s employment; or (C) in connection with the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise of Company Options;

(ii)          offer, deliver, sell, issue, grant, dispose of, pledge or otherwise Encumber or authorize or propose the offering, delivery sale, issuance, grant disposition or Encumbrance of any Equity Interest (except that the Company may issue shares of Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement);

(iii)          subject to the provisions of Section 4.4(g) amend, terminate or grant any waiver under any standstill agreements;

(iv)          amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(v)          (A) acquire any Equity Interest or other interest in any other Entity; (B) form any Subsidiary; (C) effect or become a party to, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, business combination, amalgamation, merger, consolidation, employee restructuring, recapitalization, other reorganization of the Target Companies, or any share exchange, reclassification of any capital stock or other Equity Interests, stock split, reverse stock split, division or subdivision of any capital stock or other Equity Interests, consolidation of shares or similar transaction;

(vi)          make any capital expenditure (except that the Target Companies may make any capital expenditure that:  (A) is provided for in the Company’s forecast Made Available to Parent prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of all of the Target Companies since the date of this Agreement but not provided for in the Company’s forecast Made Available to Parent prior to the date of this Agreement, does not exceed $50,000 in the aggregate);

(vii)          (A) extend, renew or enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Company Material Contract or any other Contract that would be a Company Material Contract had it been in effect on the date hereof; or (B) amend, terminate, or waive any material right or remedy under, any Company Material Contract, other than termination thereof upon the expiration of any such Contract in accordance with its terms or if permitted by the terms of such Company Material Contract, upon a material breach thereof by the counterparty thereto;

(viii)          acquire, lease or license any right or other asset from, or make any capital contributions to or investments in, any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, or abandon or allow any right or asset to lapse or expire (except in each case for assets: (A) acquired, leased, non-exclusively licensed or disposed of by the Company in the ordinary course of business consistent in all material respects with past practice; or (B) that are immaterial to the business of the Target Companies, taken as a whole);

(ix)          Encumber or otherwise make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrances, except for Company Permitted Encumbrances;

(x)          make any loans or any advances to any Person (other than intercompany indebtedness and routine travel and business expense advances made to directors or employees, in each case in the ordinary course of business), or, except in the ordinary course of business consistent in all material respects with past practice, incur, create, issue or assume, guarantee or otherwise become liable for any indebtedness (including increasing the indebtedness under Company Contracts in existence as of the date hereof);

(xi)          other than as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

(xii)          make, change or revoke any material election in respect of Taxes, amend any income or other material Tax Return, change any accounting method in respect of Taxes, surrender any right or claim of a refund of Tax, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of other applicable Legal Requirement), consent to any extension or waiver of the limitation period applicable to any audit or assessment (other than in the ordinary course of an audit), enter into any tax sharing or similar Contract or arrangement (other than any Ordinary Commercial Agreement), or settle or compromise any material governmental proceeding with respect to Taxes;

(xiii)          commence any Legal Proceeding, except with respect to:  (A) routine matters in the ordinary course of business consistent in all material respects with past practice involving only claims for monetary damages of not more than $250,000 in the aggregate; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit could result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with the Contemplated Transactions or a breach of this Agreement or the other agreements listed in the definition of “Contemplated Transactions”;

(xiv)          waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise any material Legal Proceeding, other than pursuant to a settlement:  (A) that results solely in monetary obligation involving payment by the Target Companies of the amount specifically reserved in accordance with GAAP with respect to such Legal Proceedings on the Company Audited Balance Sheet; (B) that results solely in monetary obligation involving only the payment of monies by the Target Companies of not more than $250,000 in the aggregate; or (C) pursuant to or otherwise in accordance with Section5.9; provided that the foregoing clauses (A) and (B) shall not apply to any Legal Proceeding involving any claims alleging that any Person (including any Target Company) has infringed, misappropriated or otherwise violated another Person’s (including any Target Company) Intellectual Property;

(xv)          recognize, or enter into, any collective bargaining agreement or any other Contract or other agreement with any labor organization, except as otherwise required by applicable Legal Requirements and after advance notice to Parent;

(xvi)          other than as required by a Company Employee Plan set forth on Part 2.16(a) of the Company Disclosure Schedule, (A) increase the compensation or benefits of any Company Associate, (B) accelerate the vesting or payment of any compensation or benefits of any Company Associate or under any Company Employee Plan, (C) enter into, amend or terminate any Company Employee Plan (or any plan, program, agreement or arrangement that would be a Company Employee Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (D) fund any payments or benefits that are payable or to be provided under any Company Employee Plan, (E) terminate without “cause” any Company Associate with an annual base salary in excess of $100,000, (F) hire or engage any new Company Associate with an annual base salary in excess of $100,000, (G) make any loan to any Company Associate (other than advancement of expenses in the ordinary course of business consistent with past practices), or (H) permit any payment or offering period to be in effect under the Company ESPP, permit any participant contributions to be made or accumulated under the Company ESPP, or authorize or commence any new payment or offering period under the Company ESPP;

(xvii)          other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or terminate or fail to renew any material existing insurance policies; or

(xviii)          commit to take any of the actions described in clauses “(i)” through “(xvii)” of this Section 4.2(b).

(c)          During the Pre-Closing Period, the Company shall promptly notify Parent in writing upon obtaining Company knowledge of any event, condition, fact or circumstance that would reasonably be expected to make the satisfaction of any of the Offer Conditions prior to the End Date impossible or that has had a Company Material Adverse Effect.  Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing upon obtaining Company knowledge of any claim asserted or Legal Proceeding commenced, or, to the Company’s knowledge, either:  (A) with respect to a Governmental Body, threatened; or (B) with respect to any other Person, threatened in writing, in each case against, relating to or involving any of the Contemplated Transactions.  No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

(d)          During the Pre-Closing Period, Parent shall promptly notify the Company in writing upon obtaining Parent knowledge of any event, condition, fact or circumstance that would reasonably be expected to make the satisfaction of any of the Offer Conditions prior to the End Date impossible or that has had a Parent Material Adverse Effect.  Without limiting the generality of the foregoing, Parent shall promptly advise the Company in writing upon obtaining Parent knowledge of any claim asserted or Legal Proceeding commenced, or, to Parent’s knowledge, either:  (A) with respect to a Governmental Body, threatened; or (B) with respect to any other Person, threatened in writing, in each case against, relating to or involving any of the Contemplated Transactions.  No notification given to the Company pursuant to this Section 4.2(e) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

4.3          Conduct of Business by Parent and Purchaser Pending the Merger.  Except as otherwise expressly contemplated or permitted by this Agreement or as required by applicable law, during the Pre-Closing Period, (a) neither Parent nor Purchaser shall, directly or indirectly, without the prior consent of the Company (not to be unreasonably withheld, delayed or conditioned), take or cause to be taken any action that would be reasonably expected to have a Parent Material Adverse Effect and (b) Purchaser shall not engage in any activity of any nature except for activities related to or in furtherance of the Offer, the Merger and the other Contemplated Transactions.

4.4          No Solicitation.

(a)          For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means a customary confidentiality agreement that (i) contains provisions as to confidentiality and standstill provisions that are not less favorable to the Company in the aggregate than those contained in the form of confidentiality agreement attached hereto as Exhibit E and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 4.4 or Section 5.1(b) or Section 5.1(c) or otherwise prohibit the Company from complying with its obligations under this Section 4.4 or Section 5.1(b) or Section 5.1(c).

(b)          The Company shall (and shall cause the other Target Companies to) and shall direct their respective Representatives to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing as of the date of this Agreement with respect to an Acquisition Proposal and take such action as is reasonably necessary to enforce (x) any confidentiality provisions or provisions of similar effect to which the Target Companies are a beneficiary and (y) the provisions of any standstill agreement or similar agreement.  Except as permitted by this Section 4.4 or Section 5.1, until the Specified Time, the Company shall not, and shall cause each other Target Company and cause its and their Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) adopt any resolution for the purpose of exempting any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable Anti-Takeover Law or the Company’s organizational or other governing documents, (iv) approve, endorse, recommend or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal or (v) resolve to propose, agree or publicly announce an intention to do any of the foregoing.

(c)          The Company shall, and shall cause the other Target Companies and direct its and their Representatives to, promptly (but in no event later than within three Business Days of the date of this Agreement), request the return from, or destruction by, all third parties of all non-public information previously furnished or made available to such parties by or on behalf of the Target Companies relating to any possible Acquisition Proposal within 12 months prior to the date of this Agreement (and the Company shall use commercially reasonable efforts to have such information returned or destroyed) and on the date of this Agreement terminate all physical and electronic data room access previously granted to any such party or its Representatives.

(d)          Notwithstanding anything else in this Agreement to the contrary, if at any time on or after the date hereof and prior to the Specified Time, any Target Company or any of its Representatives receives a bona fide unsolicited written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the date hereof (and has not been withdrawn) and did not result from any material breach of Section 5.1(b) or 5.1(c) or Section 4.4(b), if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) to the Person or group of Persons who has made such Acquisition Proposal (provided that the Company shall provide to Parent, (A) prior to taking any of the above actions with such other Person, written notice setting forth the Company’s intention to furnish non-public information and (B) substantially concurrently with providing access to any such other Person, any such non-public information that is provided to any Person given such access which was not previously made available to Parent or its Representatives), and (y) engage in, continue (subject to Section 4.4(c)) or otherwise participate in discussions or negotiations (including the solicitation of revised Acquisition Proposals) (and waive such Person’s noncompliance with provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) with the Person or group of Persons making such Acquisition Proposal and its or their Representatives.

(e)          The Company shall (i) promptly (and in any event within one Business Day) notify Parent orally and in writing of any Acquisition Proposal that is received by any Target Company or any of its Representatives, (ii) provide to Parent the identity of the Person making or submitting such Acquisition Proposal, a copy of any written Acquisition Proposal (and any other written material provided by such Person with respect to such Acquisition Proposal to the extent setting forth a material clarification to the material terms and conditions thereof) from such Person and a summary of the material terms and conditions of any such Acquisition Proposal that is presented orally, and (iii) keep Parent reasonably informed with respect to the status of and any material developments regarding any such Acquisition Proposal on a reasonably prompt basis, including by providing reasonably prompt (and in any event within one Business Day) notice of all material amendments or modifications thereto and a copy of any final definitive agreement in respect of such Acquisition Proposal the Company would be prepared to execute, subject to the terms and conditions of this Agreement.  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.4.

(f)          Nothing in this Section 4.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position in compliance with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good-faith judgment of the Company Board, after consultation with its outside legal counsel, failure to so disclose would be inconsistent with its fiduciary duties under applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that (1) any such disclosure or position described in this Section 4.4(f) shall not be deemed to be a Company Adverse Change in Recommendation in and of itself and shall not in and of itself require the giving of any Determination Notice if, upon the written request of Parent following any disclosure specified in clauses (i) or (ii), the Company Board reaffirms the Company Board Recommendation in such statement or in connection with such action, and (2) this Section 4.4(f) shall not permit the Company Board to make a Company Adverse Change in Recommendation except to the extent expressly permitted by, and in accordance with, Sections 5.1(b) and 5.1(c).

(g)          The Company (other than as permitted under Section 4.4(d)) (i) agrees that it will not, and it shall ensure that none of the other Target Companies will, release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Target Companies is or becomes a party or under which any of the Target Companies has or acquires any rights and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision.

(h)          The Company agrees that in the event that any Target Company or any Representative of any Target Company takes any action which, if taken by the Company, would constitute a breach of this Section 4.4, the Company shall be deemed to be in breach of this Section 4.4.

SECTION 5          ADDITIONAL COVENANTS OF THE PARTIES

5.1          Company Recommendation

(a)          Until the Specified Time, none of the Company, the Company Board nor any committee thereof shall (1) (A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose to withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (B) remove the Company Board Recommendation from or fail to include the Company Board Recommendation in the Offer Documents or (C) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (1) being referred to as a “Company Adverse Change in Recommendation”) or (2) adopt, approve, recommend, submit to stockholders or declare advisable, or propose to adopt, approve, recommend, submit to stockholders or declare advisable, or allow any Target Company to execute or enter into any letter of intent (whether or not binding), term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement providing for any Acquisition Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the Contemplated Transactions (other than an Acceptable Confidentiality Agreement) (any such Contract, an “Alternative Acquisition Agreement”).

(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Specified Time:

(i)          if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Company Board shall have determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change in Recommendation, and/or (y) the Company may terminate this Agreement to substantially concurrently therewith enter into a Specified Agreement with respect to such Superior Offer and pay the Termination Fee pursuant to Section 7.3, in each case if and only if:  (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change in Recommendation or terminate this Agreement pursuant to Section 7.1(e) at least four Business Days prior to making any such Company Adverse Change in Recommendation or termination (a “Determination Notice”) (which notice shall not in and of itself constitute a Company Adverse Change in Recommendation or a termination of this Agreement); and (C) (1) the Company shall have made available to Parent the identity of the offeror, a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials and other documents required by Section 4.4(e), (2) the Company shall have given Parent the four Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have made available its Representatives to negotiate with Parent in good faith with respect to such proposed revisions or other proposal, if any (provided that Parent may revise such offer or proposal in response to any revisions to a Superior Offer), (3) after considering any such revised proposal from Parent, including whether such proposal was a written, binding and irrevocable offer, and the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its financial advisors, the Company Board shall have determined in good faith that such Acquisition Proposal continues to constitute a Superior Offer and, after consultation with its outside legal counsel, that the failure to make the Company Adverse Change in Recommendation and/or terminate this Agreement pursuant to Section 7.1(e) would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 7.1(e).  The provisions of this Section 5.1(b)(i) shall also apply to any material amendment (which shall include any revision to the amount, form or mix of consideration the Company’s stockholder would receive) to any Acquisition Proposal and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to four Business Days shall be deemed to be three Business Days; or

(ii)          other than in connection with a Superior Offer (which shall be subject to Section 5.1(b)(i)), the Company Board may make a Company Adverse Change in Recommendation in response to a Change in Circumstance, if and only if:  (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four Business Days prior to making any such Company Adverse Change in Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail including a summary of the material facts and circumstances involved in such Change in Circumstance, (2) the Company shall have given Parent the four Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have made available its Representatives to negotiate with Parent with respect to such proposed revisions or other proposal, if any, such that the applicable Change in Circumstance would no longer necessitate a Company Adverse Change in Recommendation under this Section 5.1(b), and (3) after considering any such proposal, including whether such proposal was a written, binding and irrevocable offer, and the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Company Adverse Change in Recommendation would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements.  The provisions of this Section 5.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that, in the case of material changes to any facts and circumstances relating to such Change in Circumstance, the references to four Business Days shall be deemed to be three Business Days.

(c)          The Company shall ensure that any withdrawal or modification of the Company Board Recommendation does not have the effect of causing any corporate takeover law of the State of Delaware or any other state to be applicable to this Agreement or any of the Support Agreements, the Offer, the Merger or any of the other Contemplated Transactions.

5.2          Stock Options and Company ESPP.

(a)          Prior to the Effective Time, the Company will take all actions necessary or appropriate to cause all Company Options, whether vested or unvested, to be terminated and cancelled immediately prior to the Effective Time in exchange for the right of the holder thereof to receive a lump-sum amount in cash, without interest, equal to the excess, if any, of the Offer Price over the exercise price per share thereof, net of any Taxes withheld pursuant to Section 1.11.  For the avoidance of doubt, with respect to each Company Option with an exercise price that is less than or equal to the Offer Price, such termination and cancellation will be for no consideration.  Following the Effective Time, no Company Option shall remain outstanding and each former holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 5.2(a) in exchange for such Company Options in accordance with this Section 5.2(a).  The Company will cause the consideration payable under this Section 5.2(a) to each former holder of a Company Option that was outstanding immediately prior to the Effective Time to be paid through the Surviving Corporation’s payroll (or through the Paying Agent if the former holder is not a current or former employee of the Company or any Company Affiliates) to such former holder as soon as practicable following the Effective Time (but in any event not later than ten Business Days thereafter).  Prior to the Effective Time, the Company shall take all actions necessary or appropriate to effectuate the treatment of the Company Options contemplated by this Section 5.2(a).

(b)          At the Effective Time, Parent may (if Parent determines that it desires to do so) assume the Company Option Plan.

(c)          Prior to the Effective Time, the Company shall take all actions necessary or appropriate to terminate the Company ESPP as of the Effective Time in accordance with the Company ESPP, with no shares of Company Common Stock being purchased under the Company ESPP after the date hereof.

5.3          Employee Benefits.

(a)          During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or such earlier date as such Continuing Employee’s employment terminates for any reason) (the “Continuation Period”), Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, provide each employee of the Target Companies who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation immediately following the Effective Time (“Continuing Employees”) with, as applicable, (i) a rate of salary, target annual cash bonus and commission opportunities that, taken together, are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time, (ii) employee benefits that are comparable in the aggregate to either (at Parent’s discretion) (x) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to such Continuing Employee immediately prior to the Effective Time, or (y) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits and deferred compensation) provided to similarly-situated employees of Parent and its subsidiaries from time to time during the Continuation Period, and (iii) in the event that such Continuing Employee’s employment is terminated by Parent or any of its affiliates without “cause” during the Continuation Period, severance benefits that are no less favorable than the severance benefits that would have been provided to the applicable Continuing Employee pursuant to the Company Employee Plan set forth on Part 5.3(a) of the Company Disclosure Schedule had such termination occurred immediately prior to the Effective Time; provided, that such Continuing Employee may be required to execute a general release of claims in a form provided or approved by Parent in connection with such Continuing Employees’ receipt of any such severance benefits.

(b)          Nothing in this Section 5.3 or elsewhere in this Agreement shall be construed to create a right in any Company Associate to employment with Parent, the Surviving Corporation or any other Subsidiary or affiliate of Parent, or to interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any other Subsidiary or affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any employee or other service provider of the Company or any Company Affiliate at any time for any reason whatsoever, with or without cause.  No Company Associate, Continuing Employee or any other Person shall be deemed to be a third party beneficiary of this Section 5.3.  In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Employee Plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation or any other Subsidiary or affiliate of Parent, or (ii) alter or limit the ability of Parent, the Surviving Corporation or any other Subsidiary or affiliate of Parent to amend, modify or terminate any Company Employee Plan in accordance with its terms after the Effective Time.

(c)          Unless requested otherwise by Parent at least five days prior to the Closing, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”).  If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed), effective no later than the date immediately preceding the Closing Date.  If Parent, in its sole and absolute discretion, agrees to sponsor and maintain any Company 401(k) Plan, the Company shall, upon request by Parent at least five days prior to the Closing, amend such Company 401(k) Plan, effective as of the Closing, to the extent necessary to limit participation to employees of the Company and its Subsidiaries and to exclude all employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) from participation in such Company 401(k) Plan.

(d)          With respect to each “employee benefit plan” as defined in Section 3(3) of ERISA and each vacation or paid time-off and severance plan (that is not an “employee benefit plan” as defined in Section 3(3) of ERISA) maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”) in which any Continuing Employee will participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize all service of the Continuing Employees prior to the Closing Date with the Company or a Subsidiary, as the case may be, for purposes of eligibility, vesting, participation and level of benefits (but not for purposes of benefit accrual other than with respect to vacation, paid time off, or severance), in any such Parent Benefit Plan to the extent such service was credited under the applicable Company Employee Plan or Company policy; provided, however, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement; and provided further that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Parent Benefit Plan for other employees of Parent and its Subsidiaries.  In addition, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Benefit Plan that is a welfare benefit plan in which such Continuing Employees are eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any Parent Benefit Plan that is a welfare plan in which such Continuing Employees are eligible to participate after the Effective Time.  Notwithstanding the foregoing, Parent’s obligations under this Section 5.3(d) shall be conditioned on the Company using its commercially reasonable efforts to provide all information and assistance as Parent may reasonably request in connection with the benefits to be provided under the Parent Benefit Plans pursuant to this Section 5.3(d).

5.4          Indemnification of Officers and Directors.

(a)          Parent shall cause all rights to indemnification, advancement of expenses and exculpation from liabilities by the Company or its Subsidiaries existing in favor of those Persons who are current or former directors or officers of the Company or its Subsidiaries at or prior to the Acceptance Time (the “Indemnified Persons”) for their acts and omissions as directors and officers, employees or agents of the Company or its Subsidiaries occurring prior to the Effective Time, as provided in the Company’s certificate of incorporation or bylaws (as in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement) identified in Part 2.10(a)(viii) of the Company Disclosure Schedule, to survive the Merger and be observed and performed by the Surviving Corporation and any applicable Subsidiaries to the fullest extent permitted by Delaware law for a period of six years from the Closing Date, which provisions governing such rights shall not be amended, repealed, abrogated or otherwise modified in any manner that would adversely affect any Indemnified Persons.

(b)          Parent shall, for a period of six years from the Closing Date, cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Persons as are presently set forth in the certificate of incorporation and bylaws of the Company and such Subsidiaries, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Person benefited by such provisions without such person’s prior written consent.  Parent guarantees the full and timely performance of the obligations of the Surviving Corporation and its Subsidiaries under this Section 5.4(b).

(c)          The Company shall use commercially reasonable efforts to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Contemplated Transaction (the “D&O Insurance”).

(d)          In the event Parent or the Surviving Corporation or any of their respective successors or assigns:  (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.4.

(e)          The provisions of this Section 4 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and its respective successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

5.5          Regulatory Approvals and Related Matters.

(a)          Each party hereto shall cooperate with each other party and shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and to submit promptly any information reasonably requested by any Governmental Body.  Each of the Company and Parent shall give the other party prompt notice upon becoming aware of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and in connection with any such Legal Proceeding, each of the Company or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

(b)          Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.  Without limiting the generality of the foregoing, each party to this Agreement:  (i) shall make all filings, registrations, notifications or submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) or Order required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions (provided that in no event shall Parent, Purchaser, the Company or any of its Subsidiaries be required to pay any monies or agree to any material undertaking in connection with the foregoing); and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.

5.6          Disclosure.  Parent and the Company shall consult with each other before issuing any press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Contemplated Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other party’s written consent (which consent shall not be unreasonably withheld, delayed or conditioned).  Notwithstanding the foregoing:  (a) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents or Parent SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party), (b) a party may, without the prior consent of the other party but subject, to the extent practicable, to giving advance notice to the other party and giving due consideration to comments from the other party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement and (c) no party need consult with the other parties in connection with any press release, public statement or filing to be issued or made pursuant to or in connection with Section 4.4(f) or in connection with any Acquisition Proposal, Superior Offer or Company Adverse Change in Recommendation; provided that nothing in this Section 5.6 limits or otherwise modifies the Company’s obligations under Section 1.3(b), Section 4.4, Section 5.1(a) or Section 5.1(b).

5.7          Resignation of Officers and Directors.  The Company shall use reasonable best efforts obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Target Companies.

5.8          Section 16 Matters.  Subject to the following sentence, prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) under the Exchange Act.

5.9          Certain Litigation.  In the event that any litigation related to this Agreement and/or the Contemplated Transactions is brought by, or threatened in writing by, any Person against the Company and/or its directors or officers, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof.  Notwithstanding anything to the contrary herein (but subject to the following sentence), the Company shall have the right to control the defense of any such litigation; provided, that the Company shall give Parent the opportunity to participate, at Parent’s expense, in the defense of any such litigation and the Company shall give due consideration to Parent’s advice with respect to such litigation.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not settle, offer to settle, or enter into any negotiations or agreements with respect to the settlement or potential settlement of any such litigation without the prior written consent of Parent, which consent shall not be unreasonably conditioned, withheld or delayed.  Each of Parent and the Company shall notify the other promptly of the commencement, or commencement threatened in writing, of any such litigation of which it has received notice.

5.10          Stock Exchange Delisting; Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable (to the extent that such actions can reasonably be taken prior to the Effective Time) on its part under applicable laws and rules and policies of the Nasdaq Capital Market to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the Nasdaq Capital Market and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.11          State Takeover Laws.  If any Anti-Takeover Law is or may become applicable to any of the transactions contemplated by this Agreement, the Company, the Company Board, Parent and Purchaser, as applicable, each shall use its respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate the effects of any such statute or regulation on such transactions.

5.12          FIRPTA.  At the Closing, the Company shall deliver to Parent a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such documentation to the Internal Revenue Service on behalf of the Company after the Closing.

SECTION 6          CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY TO CONSUMMATE THE MERGER

The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to cause the Merger to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1          Completion of the Offer.  Parent or Purchaser shall have irrevocably accepted for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer.

6.2          HSR Act; Antitrust.  Any applicable waiting period (and any extension thereof) under the HSR Act or any other applicable Legal Requirement relating to the transactions contemplated by this Agreement, as well as any agreement not to close embodied in a “timing agreement” among the Parties and a Governmental Body, shall have expired or been terminated.

6.3          No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

SECTION 7          TERMINATION

7.1          Termination.  This Agreement may be terminated (with respect to Section 7.1(b) through 7.1(h), by written notice by the terminating party to the other party, with termination by Parent also being an effective termination by Purchaser) prior to the Acceptance Time:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable Order, or shall have taken any other final and non-appealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance of Shares in the Offer or the Merger; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the issuance of such final and non-appealable Order results primarily from such party’s breach of, or failure to perform, any covenant or obligation in this Agreement required to be performed by such party at or prior to the Acceptance Time;

(c)          by either Parent or the Company (A) if the Acceptance Time shall not have occurred on or before midnight Eastern Time on the End Date; or (B) the Offer shall have expired or been terminated in accordance with its terms without Purchaser having purchased any Shares pursuant thereto; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose breach of or failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B);

(d)          by Parent (at any time prior to the Acceptance Time) if, whether or not permitted to do so:  (i) the Company Board or any committee thereof shall have made a Company Adverse Change in Recommendation; (ii) the Company, Company Board or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 4.4 or Section 5.1); (iii) following the public disclosure of an Acquisition Proposal (other than a tender or exchange offer which is the subject of clause (iv) below), the Company Board fails to publicly reaffirm the Company Board Recommendation within five Business Days after Parent so requests in writing (provided that Parent may only make such request on two occasions); (iv) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by Parent or a Parent Affiliate) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer; (v) the Company shall have materially breached its obligations under Section 4.4 or Section 5.1(a) or Section 5.1(b); or (vi) other than in connection with an Acquisition Proposal, the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five Business Days after Parent so requests in writing (provided that Parent may only make such request on two occasions) (each of the foregoing, a “Triggering Event”); provided that any such termination under this Section 7.1(d) must occur within 10 Business Days of the applicable Triggering Event;

(e)          by the Company (at any time prior to the Acceptance Time) in order to, substantially concurrent with such termination, enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), which right may be exercised if, and only if:  (i) the Company has not materially breached the requirements of Section 4.4 or Section 5.1(a) or Section 5.1(b) with respect to such Superior Offer, (ii) the Company Board shall have authorized the Company to enter into such Specified Agreement and (iii) substantially concurrently with such termination, the Company pays the Termination Fee as provided in Section 7.3(b);

(f)          by Parent if:  (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the Offer Conditions set forth in clause (e) in Exhibit D would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the Offer Condition set forth in clause (d) in Exhibit D would not be satisfied; provided, however, that, (A) for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant or obligation by the Company is capable of being cured by the End Date, then Parent may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company notice of such inaccuracy or breach (or any shorter period of the time that remains between the date Parent provides written notice of such inaccuracy or breach and the End Date), and (B) Parent may not terminate this Agreement under this Section 7.1(f) if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement that would result in the Company having the right to terminate this Agreement pursuant to Section 7.1(h); or

(g)          by the Company if:  (i) if any representation or warranty contained in this Agreement on the part of Parent or Purchaser shall be inaccurate, or the failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such inaccuracy or failure to perform would be reasonably likely to have a Parent Material Adverse Effect; provided, however, that, (A) for purposes of this Section 7.1(g), if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant or obligation by Parent is capable of being cured by the End Date, then the Company may not terminate this Agreement under this Section 7.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent notice of such inaccuracy or breach (or any shorter period of the time that remains between the date the Company provides written notice of such inaccuracy or breach and the End Date), and (B) the Company may not terminate this Agreement under this Section7.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement that would result in Parent having the right to terminate this Agreement pursuant to Section 7.1(f); or

(h)          by the Company (A) if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the time period specified in Section 1.1; provided that the Company is not then in material breach of Section 1.1(c) or Section 1.2 or (B) if Purchaser shall have failed to irrevocably accept for purchase all shares of Company Common Stock validly tendered (and not validly withdrawn) within two (2) Business Days of the expiration of the Offer (as it may be extended in accordance with the terms of this Agreement) and as of such expiration, all of the Offer Conditions have been satisfied or waived.

7.2          Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective Representatives, stockholders and affiliates following any such termination; provided, however, that (a) this Section 7 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any party from any liability for intentional common law fraud or the Company’s Willful Breach of any provision of this Agreement by entering into or otherwise initiating bankruptcy proceedings.  Nothing shall limit or prevent any party from exercising, prior to any termination of this Agreement, any rights it may have to specific performance under Section 8.5 in lieu of terminating this Agreement pursuant to Section 7.1.

7.3          Expenses; Termination Fee.

(a)          Except as set forth in this Section 7.3, all Transaction Expenses shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)          If this Agreement is terminated:

(i)          by the Company pursuant to Section 7.1(e);

(ii)          by Parent pursuant to Section 7.1(d); or

(iii)          by Parent or the Company pursuant to Section 7.1(c) or by Parent pursuant to Section 7.1(f), and:  (A) any Person shall have publicly disclosed an Acquisition Proposal after the date of this Agreement and prior to such termination (unless withdrawn prior to such termination); and (B) within 12 months of such termination the Company shall have consummated an Acquisition Proposal or shall have entered into a definitive agreement with respect to any Acquisition Proposal that is thereafter consummated (provided that for purposes of this clause (B) the references to “35%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”), then, in any such event under clause “(i),” “(ii)” or “(iii)” of this Section 7.3(b), the Company shall pay to Parent the Termination Fee by wire transfer of same day funds (x) in the case of Section 7.3(b)(i), prior to or concurrently with the termination of this Agreement and execution of the Specified Agreement, (y) in the case of Section 7.3(b)(ii), within two Business Days after such termination or (z) in the case of Section 7.3(b)(iii), two Business Days after consummation of the Acquisition Proposal referred to in subclause (iii)(B) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.  As used herein, “Termination Fee” means a cash amount equal to $7,227,181.80.  In the event that Parent shall receive the Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any Parent Affiliates or any other Person in connection with this Agreement (and the termination hereof) or the Contemplated Transactions (and the abandonment thereof), or any matter forming the basis for such termination, and none of Parent, Purchaser, any Parent Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any Company Affiliates or any Representative of the Company or any Company Affiliates arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(b) shall relieve any party from any liability for intentional common law fraud.

(c)          If this Agreement is terminated by Parent or the Company pursuant to Section 7.1(c), the Company shall reimburse Parent promptly upon demand (but in any event within two Business Days after the date of such demand), by wire transfer of same day funds, any Transaction Expenses (including disbursements and fees of outside legal counsel and outside strategic advisors) incurred by Parent in connection with this Agreement or the Contemplated Transactions (“Parent Expenses”); provided that Parent Expenses shall not exceed $1,500,000.

(d)          The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Contemplated Transactions and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented fees of outside legal counsel) in connection with such suit, together with interest on such amount and the Termination Fee or Parent Expenses at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made, plus 2% per annum, through the date such payment was actually received.

SECTION 8          MISCELLANEOUS PROVISIONS

8.1          Amendment.  This Agreement may be amended, modified and supplemented with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders), but only if, such amendment, modification or supplementation is in writing and is signed by each party hereto; provided, however, that:  (a) after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders; and (b) no amendment shall be made which by law or regulation of the Nasdaq Capital Market requires further approval of Parent’s stockholders without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2          Waiver.

(a)          Subject to Sections 8.2(b) and 8.2(c), at any time prior to the Acceptance Time, any party hereto may:  (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.

(b)          No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c)          No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3          No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Acceptance Time.

8.4          Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement and the other agreements, exhibits and disclosure schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that except as otherwise set forth in this Agreement, the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms (it being understood that no provision in this Agreement or in the Confidentiality Agreement shall limit any party’s rights or remedies in the case of intentional common law fraud).  This Agreement may be executed in separate counterparts (including by facsimile or by an electronic scan, including portable document format (.pdf) delivered by electronic mail), each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5          Applicable Law; Jurisdiction; Specific Performance; Remedies.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.  In any action among or between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions:  (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware; and (b) each of the parties irrevocably waives the right to trial by jury.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.  The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Legal Requirements or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy.

8.6          Disclosure Schedules.  The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2.  The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3.  The Company Disclosure Schedule and Parent Disclosure Schedule shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made.  Any purported update or modification to the Company Disclosure Schedule or Parent Disclosure Schedule after the date hereof shall be disregarded.  The inclusion of any information in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or Parent Material Adverse Effect, or is outside the ordinary course of business.

8.7          Assignability; No Third Party Rights.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (i) as specifically provided in Section 5.4 and (ii) after the Effective Time, with respect to the payment of consideration to holders of Company Common Stock pursuant to Section 1 hereof.

8.8          Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows:  (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by a nationally recognized overnight air courier (such as Federal Express), one Business Day after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Eastern Time, when transmitted and receipt is confirmed; (d) if sent by e-mail after 5:00 p.m. Eastern Time and receipt is confirmed, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Purchaser:

c/o Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA 94010
Attention: Pavel Raifeld, CEO
Email: pavel.raifeld@inva.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn: Jared Fertman and Russell Leaf
Email: jfertman@willkie.com; rleaf@willkie.com

if to the Company:

La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, California 92121
Attention: Chairman
E-mail: ktang@ljpc.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, California 94105
Attention:  Ryan A. Murr and Branden C. Berns
E-mail:  RMurr@gibsondunn.com; Bberns@gibsondunn.com

8.9          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10          Construction.

(a)          For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)          The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)          The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)          The phrases “currently conducted” and “currently being conducted” mean conducted on the date of this Agreement.

(g)          The term “or” is not exclusive and the word “will” shall be construed to have the same meaning and effect as the word “shall.”

(h)          References to the “date hereof” refer to the date set forth in the initial caption of this Agreement.

(i)          Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

(j)          Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

8.11          Parent Guarantee.  Parent agrees to take all action necessary to cause Purchaser, and, during the period between the Acceptance Time and the Effective Time, the Company, to perform all of its agreements, covenants and obligations under this Agreement.  Parent unconditionally guarantees to the Company the full and complete performance by Purchaser of its obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Purchaser or the Surviving Corporation, as applicable, under this Agreement, subject in all cases to the terms, conditions and limitations set forth herein.  Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Purchaser, as applicable, protest, notice and all defenses and demands whatsoever in connection with the performance of its obligations set forth in this Section 8.11.  Parent shall not have any right of subrogation, reimbursement or indemnity whatsoever, nor any right of recourse to security for any of the agreements, covenants and obligations of Purchaser or the Surviving Corporation under this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Innoviva, Inc.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

Innoviva Acquisition Sub, Inc.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	President

La Jolla Pharmaceutical Company

By:	/s/ Larry Edwards
Name:	Larry Edwards
Title:	Chief Executive Officer

EXHIBIT A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

Acquisition Proposal.  “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Purchaser) for an Acquisition Transaction.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Contemplated Transactions) for:

(a)          any acquisition or purchase from any Target Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 35% beneficial or record interest in the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than 35% of any such class) of the Company, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries;

(b)          any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning (beneficially or on record) more than 35% of the total outstanding voting securities of any class (or instruments convertible into or exercisable or exchangeable for more than 35% of any such class) of the Company;

(c)          any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction for more than 35% of the voting securities of the Company or the consolidated assets of the Target Companies, taken as a whole;

(d)          any sale, lease, exchange, transfer, exclusive license or disposition, in each case, other than in the ordinary course of business, of more than 35% of the consolidated assets of the Target Companies, taken as a whole (measured by the lesser of book or fair market value thereof);

(e)          liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 35% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; or

(f)          any combination of the foregoing.

Anti-Takeover Law.  “Anti-Takeover Law” shall mean all “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Legal Requirement.

Business Day.  A “Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which commercial banking institutions are authorized or required by applicable Legal Requirements to be closed in Boston, Massachusetts or San Francisco, California.

Cash and Cash Equivalents.  “Cash and Cash Equivalents” shall mean all cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents, and/or the Company Audited Balance Sheet, including, for the avoidance of doubt, any cash deposits or similar amounts with respect to the Company’s credit card program.

Cash Consideration.  “Cash Consideration” shall mean $6.23 in cash per Share, without interest, and subject to deduction for Taxes pursuant to Section 1.11.

Change in Circumstance.  “Change in Circumstance” shall mean any material event, development or change in circumstances with respect to the Target Companies that (a) was neither known to, nor was reasonably foreseeable by, the Company Board on or prior to the date of this Agreement and (b) does not relate to an Acquisition Proposal; provided that none of the following will constitute, or be considered as part as of a, Change in Circumstance: (i) any changes, in and of itself, in the market price, credit ratings or trading volume of the Company Common Stock, (ii) the fact that, in and of itself, the Company meets or exceeds internal or published projections, budgets, forecasts, estimates or timelines, (iii) communications from, or granting of any approvals or permits by, the FDA or any other Governmental Entity or (iv) the results of, or information related to, any clinical trial or study related to the Company’s products.

Code.  “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Company Affiliate.  “Company Affiliate” shall mean any Person under common control with any of the Target Companies within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Company Associate.  “Company Associate” shall mean any current or former officer, employee, independent contractor, consultant or director, of or to any of the Target Companies.

Company Audited Balance Sheet.  “Company Audited Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Company Board.  “Company Board” shall mean the Company’s board of directors.

Company Capitalization Representations.  “Company Capitalization Representations” shall mean the representations and warranties set forth in Section 2.3 (other than and Sections 2.3(d) and 2.3(g)).

Company Common Stock.  “Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

Company Contract.  “Company Contract” shall mean any Contract:  (a) to which any of the Target Companies is a party; and (b) by which any of the Target Companies is bound or under which any of the Target Companies has any express right or obligation.

Company Designated Representations.  “Company Designated Representations” shall mean the representations and warranties set forth in Sections 2.1, 2.22, 2.24 and 2.27.

Company Disclosure Schedule.  “Company Disclosure Schedule” shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with the requirements of Section 8.6 of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

Company Employee Agreement.  “Company Employee Agreement” shall mean each management, employment, service, bonus, transaction bonus, consulting, separation, relocation, repatriation or expatriation agreement or other similar Contract between:  (a) any of the Target Companies; and (b) any Company Associate.

Company Employee Plan.  “Company Employee Plan” shall mean each Company Employee Agreement and each other plan, program, policy, practice or Contract providing for benefits or compensation, including bonus or other incentive compensation, stock purchase, stock option and other equity compensation, severance or other termination benefits, deferred compensation, salary continuation, supplemental unemployment compensation, employee loan, retention or change in control benefits, transaction bonus, Tax gross-up, relocation, expatriation, repatriation, hospitalization, medical, health, or life insurance coverage (including any self-insured arrangements), commission, death or disability benefits, employee assistance program, workers’ compensation, fringe benefits, sick pay, paid time off, vacation pay, profit sharing, retirement benefits or other similar benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by any of the Target Companies or any Company Affiliate for the benefit of any Company Associate; or (b) with respect to which any of the Target Companies or any Company Affiliate has or may incur or become subject to any liability or obligation; provided, that Company Employee Plan shall exclude consulting agreements that provide solely for standard hourly compensation.

Company Equity Award.  “Company Equity Award” shall mean any form of compensation (including deferred compensation) that is or may be paid or settled in Company Common Stock and includes the Company Options.

Company IP.  “Company IP” shall mean:  (a) all Intellectual Property Rights in or to the Company Products; and (b) all other Intellectual Property Rights and Intellectual Property, in each case, with respect to which any of the Target Companies has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any effect, change, claim, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, is or could reasonably be expected to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, financial condition or results of operations of the Target Companies taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or could or would occur, a Company Material Adverse Effect:  (i) conditions generally affecting the industry in which any Target Company participates or the U.S. or global economy as a whole, to the extent that such conditions do not have a materially disproportionate impact on the Target Companies taken as a whole as compared to other industry participants; (ii) general conditions in the financial markets, and any changes therein, and any changes arising out of acts of terrorism, war, weather conditions, viruses or pandemics or other force majeure events, to the extent that such conditions do not have a materially disproportionate impact on the Target Companies, taken as a whole, as compared to other industry participants; (iii) changes in the trading price or trading volume of Company Common Stock, or the suspension of trading in or delisting of the Company’s securities on the Nasdaq Capital Market (it being understood, however, that except as otherwise provided in this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Company Common Stock may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or could or would occur); (iv) changes in GAAP (or any interpretations of GAAP) or Legal Requirements applicable to the Company or any of its Subsidiaries; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or could or would occur); (vi) any stockholder litigation or other claims arising from or relating to this Agreement or the Contemplated Transactions and/or relating to a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (vii) resulting or arising out of the execution, announcement or performance of this Agreement or any of the Contemplated Transactions, including the loss of employees, suppliers or customers (including customer orders or Contracts); or (viii) the taking of any action expressly required to be taken pursuant to this Agreement or the taking of any action requested by Parent to be taken pursuant to the terms of this Agreement to the extent taken in accordance with such request.

Company Option Plan.  “Company Option Plan” shall mean the Company’s Amended and Restated 2013 Equity Incentive Plan.

Company Options.  “Company Options” shall mean options to purchase shares of Company Common Stock from the Company (whether granted by the Company pursuant to the Company Option Plan, assumed by the Company or otherwise).

Company Pension Plan.  “Company Pension Plan” shall mean each:  (a) Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA; or (b) other occupational pension plan, including any final salary or money purchase plan.

Company Preferred Stock.  “Company Preferred Stock” shall mean the Preferred Stock, $0.0001 par value per share, of the Company.

Company Product.  “Company Product” shall mean each of GIAPREZA (angiotensin II) and XERAVA (eravacycline).

Confidentiality Agreement.  “Confidentiality Agreement” shall mean that certain Confidentiality and Nondisclosure Agreement, dated as of March 22, 2022, between the Company and Parent.

Consent.  “Consent” shall mean any action, non-action, non-objection, clearance, approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions.  “Contemplated Transactions” shall mean the Offer, the Merger and the other transactions contemplated by the Agreement.

Contract.  “Contract” shall mean any written or oral agreement, contract, subcontract, grant, funding agreement, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding understanding, arrangement, commitment or undertaking.

DGCL.  “DGCL” shall mean the Delaware General Corporation Law.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, or similar encumbrance (any action of correlative meaning, to “Encumber”).

End Date.  “End Date” shall mean October, 9, 2022.

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

ERISA Affiliate.  “ERISA Affiliate” shall mean each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any of the Target Companies, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Target Companies pursuant to Section 4001(a)(14) of ERISA.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Equity Interest.  “Equity Interest” shall mean, with respect to any Person, any shares of capital stock of any class or any other ownership interest of such Person, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of any of such Person, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of any of such Person or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of any of such Person.

FDA.  “FDA” shall mean the U.S. Food and Drug Administration or any successor Governmental Body thereto.

FDA Act.  “FDA Act” shall mean the U.S. Federal Food, Drug, and Cosmetic Act, as amended.

GAAP.  “GAAP” shall mean generally accepted accounting principles in the United States.

Government Contract.  “Government Contract” shall mean any Contract that (a) is between any Target Company, on the one hand, and a Governmental Body, on the other hand or (b) is entered into by any Target Company as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Body.  All orders or calls under a Government Contract shall be deemed part of the same Government Contract.

Government Contract Bid.  “Government Contract Bid” shall mean any quotation, offer, bid or proposal made by the Company prior to the Effective Time that, if accepted, would result in or lead to a Government Contract.  For avoidance of doubt, the term Government Contract Bid includes only quotations, offers, bids or proposals that have not expired and for which award has not been made.

Governmental Authorization.  “Governmental Authorization” shall mean any:  (a) permit, license, certificate, franchise, permission, variance, exemption, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any:  (a) nation, state, commonwealth, province, territory, county, municipality, tribal territory district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the Nasdaq Global Market).

Health Care Laws.  “Health Care Laws” shall mean (a) the FDA Act and the regulations promulgated thereunder, (b) the Public Health Service Act (42 U.S.C. § 201 et seq.), and the regulations promulgated thereunder, (c) all federal and state fraud and abuse laws, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the exclusion laws (42 U.S.C. § 1320a-7), and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.), the regulations promulgated thereunder and comparable state laws, (e) the Controlled Substances Act (21 U.S.C. § 801 et seq.), (f) Titles XVIII (42 U.S.C. § 1395 et seq.) and XIX (42 U.S.C. § 1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments (42 U.S.C. § 263a et seq.), (h) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), (i) all criminal laws relating to health care fraud and abuse and (j) all applicable laws, and rules and regulations administered by the FDA and other Governmental Bodies.

Intellectual Property.  “Intellectual Property” shall mean United States, foreign and international intellectual and industrial property, including patents, patent applications (including provisional applications), continuations, continuations-in-part, divisionals, renewals, reexaminations, reissues, restorations and extensions thereof, substitutions, supplementary protection certificates, statutory invention registrations, invention disclosures, inventions, trademarks, service marks, trade names, domain names, URLs, social media handles and accounts, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, together with the goodwill symbolized by any of the foregoing, copyrights, including registrations and applications for registration thereof, software, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries).

Intellectual Property Rights.  “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world:  (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark, trade name and domain name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisionals and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

IRS.  “IRS” shall mean the United States Internal Revenue Service.

IT Systems.  “IT Systems” shall mean any information technology systems used in connection with the operation of the business of the Target Companies, including any software, hardware and any servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment.

knowledge of the Company.  “knowledge of the Company” or a similar phrase shall mean the actual knowledge as of the date of this Agreement of Larry Edwards and Michael Hearne.

knowledge of Parent.  “knowledge of Parent” or a similar phrase shall mean the actual knowledge as of the date of this Agreement of Pavel Raifeld and Marianne Chen.

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, Order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Global Market or Nasdaq Capital Market).

Made Available.  Any statement in the Agreement to the effect that any information, document or other material has been “Made Available” shall mean that:  (a) with respect to such information, document or other material Made Available by the Company:  (i) such information, document or material was made available at least 24 hours prior to the execution of the Agreement in the virtual data room maintained by the Company with iDeals Solutions in connection with the Contemplated Transactions and has been viewable by Parent and its Representatives or (ii) such information, document or material was publicly filed by the Company prior to the execution of this Agreement, and (b) with respect to information, document or other material Made Available by Parent:  such information, document or material was made available at least 24 hours prior to the execution of this Agreement by e-mail to the Company or its Representatives.

Order.  “Order” shall mean any order, writ, ruling, injunction, judgment, stipulation, determination, award or decree.

Parent Affiliate.  “Parent Affiliate” shall mean any Person under common control with any of the Parent Companies within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Parent Board.  “Parent Board” shall mean Parent’s board of directors.

Parent Companies.  “Parent Companies” shall mean (a) Parent, (b) Purchaser and (c) any other Subsidiary of Parent.

Parent Disclosure Schedule.  “Parent Disclosure Schedule” shall mean the Parent Disclosure Schedule that has been prepared by Parent in accordance with the requirements of Section 8.6 of this Agreement and that has been delivered by Parent to the Company on the date of this Agreement.

Parent Material Adverse Effect.  “Parent Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, is or could reasonably be expected to, materially and adversely prevent, delay or impair the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement prior to the End Date, provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or could or would occur, a Parent Material Adverse Effect:  any changes arising out of acts of terrorism, war, weather conditions, viruses or pandemics or other force majeure events.

Parent SEC Documents.  “Parent SEC Documents” shall mean registration statements, proxy statements, certifications and other statements, reports, schedules, forms and other documents filed by Parent with the SEC.

Person.  “Person” shall mean any individual, Entity or Governmental Body, including Parent, the Company and Purchaser.

Personal Information. “Personal Information” means the same as “protected health information,” “personal information,” “personally identifiable information,” “personal data,” or other, similar term as set forth and defined under applicable Legal Requirement or other Privacy Requirement.

Reference Date.  “Reference Date” shall mean the date that is two Business Days prior to the date of this Agreement.

Registered IP.  “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks, domain names and all applications for any of the foregoing.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, investment bankers, other advisors and representatives.

Sanctioned Country.  “Sanctioned Country” means any country or region that is the subject or target of a comprehensive trade embargo under Sanctions.

Sanctioned Person.  “Sanctioned Person” means any Person that is the subject or target of Sanctions, including (i) any Person listed on any Sanctions-related restricted party list maintained by a Government Body, including the U.S. Department of Treasury, Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List, (ii) any Person that is 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) above, (iii) any resident, government, agency, or instrumentality of a Sanctioned Country or (iv) any Person otherwise the subject or target of Sanctions.

Sanctions.  “Sanctions” means all applicable Legal Requirements relating to economic, financial or trade sanctions, including any such Legal Requirements administered or enforced by the U.S. government (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, the United Kingdom (including by Her Majesty’s Treasury) or any other relevant Governmental Entity that administers or enforces economic, financial or trade sanctions.

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Specified Time.  “Specified Time” shall mean the earlier of (a) the time at which this Agreement is terminated in accordance with the terms hereof and (b) the Acceptance Time.

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if: (a)  such Person directly or indirectly owns beneficially or of record: (i) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (ii) at least 50% of the outstanding equity, voting or financial interests in such Entity; (b) such Entity or any other subsidiary of such Entity is a general partner, managing member or similar position of such Person; or (c) such Person would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act; provided, that, for purposes of this Agreement, none of the Target Companies shall be deemed to be a Subsidiary of Parent or any of their respective affiliates prior to the Effective Time.

Superior Offer.  “Superior Offer” means any bona fide written Acquisition Proposal involving an Acquisition Transaction, which did not arise from a breach of Section 4.4, that is not subject to any financing contingency, which the Company Board shall have determined (after consultation with its financial advisor and its outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal, the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant and (b) if consummated, would be more favorable to the Company’s stockholders (in their capacity as such) and creditors than the Contemplated Transactions; provided that for purposes of this definition of “Superior Offer,” the references to “35%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Tax.  “Tax” shall mean any and all (a) federal, state, local, foreign or other tax (including any income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, environmental tax, license tax or other assessments or charges in the nature of a tax), and (b) charge, fine, penalty, interest, additions to tax, or additional amounts imposed by any Governmental Body in connection with any item described in clause (a) above.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

Target Companies.  “Target Companies” shall mean: (a) the Company; and (b) each of the Company’s Subsidiaries.

Transaction Expenses.  “Transaction Expenses” shall mean, without duplication and subject to Section 7.3 (including with respect to any sharing of fees and/or expenses contemplated by this Agreement), with respect to each party, all fees and expenses incurred or payable by such party (including any such fees or expenses that such party is legally obligated to pay or reimburse) at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees, commissions and expenses of legal counsel and accountants, the amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Offer Documents, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Offer Documents and any amendments and supplements thereto; and (d) only with respect to the Company, any “single-trigger” (or “double trigger,” to the extent the second trigger occurs in connection with or within 90 days following the Closing), bonus, severance, change-in-control payments or similar payment obligations that become due or payable to any director, officer, employee or consultant of the Company upon, and solely as a result of, the consummation of the Contemplated Transactions (provided, that Transaction Expenses shall not include any amounts (i) payable as a result of any arrangements implemented or actions taken by Parent or by the Target Companies after the Effective Time, or (ii) discharged prior to the Closing).

Willful Breach.  “Willful Breach” shall mean a material breach of any covenant or agreement set forth in this Agreement that is a consequence of an act, or failure to act, undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, would result in such breach.

Other Defined Terms.  In addition, each of the following terms shall have the meaning given to such term in the applicable Section of this Agreement listed opposite such term:

Term	Section
Acceptable Confidentiality Agreement	4.4(a)
Acceptance Time	1.1(c)
Accounting Firm	1.14(e)
Agreement	Preamble
Alternative Acquisition Agreement	5.1(b)
Anticipated Offer Closing Date	1.14(a)
Book Entry Shares	1.8(c)
Closing	1.6
Closing Date	1.6
Company	Preamble
Company 401(k) Plan	5.3(c)
Company Adverse Change in Recommendation	5.1(a)(1)
Company Board Recommendation	2.22
Company Certifications	2.4(a)
Company ESPP	2.3(c)(ii)
Company Material Contract	2.10(a)
Company Permitted Encumbrances	2.6
Company SEC Documents	2.4(a)
Company Stock Certificate	1.9
Company’s Financial Advisor	2.26
Continuation Period	5.3(a)
Continuing Employees	5.3(a)
D&O Insurance	5.4(c)
Determination Notice	5.1(b)(i)(B)
Dispute Notice	1.13(b)
Dissenting Common Shares	1.8(c)
Dissenting Preferred Shares	1.8(d)
Effective Time	1.6
Enforceability Exceptions	2.10(b)
Environmental Law	2.17(e)(i)
Expiration Time	1.1(b)
FCPA	2.13(a)(b)

Term	Section
file	2.4(a)
Grant Date	2.3(g)(ii)
HSR Act	2.25(ii)
Lease	2.8(c)
Limited Extension	1.1(b)
Indemnified Persons	5.4(a)
Initial Expiration Time	1.1(b)
Materials of Environmental Concern	2.17(e)(ii)
Merger	Recitals
Minimum Condition	Exhibit D
Purchaser	Preamble
Offer	Recitals
Offer Conditions	1.1(a)
Offer Documents	1.2(a)
Offer Price	Recitals
Ordinary Commercial Agreement	2.15(f)
Parent	Preamble
Parent Benefit Plans	5.3(d)
Parent Expenses	7.3(c)
Paying Agent	1.10(a)
Payment Fund	1.10(a)
Policies	2.18
Pre-Closing Period	4.1
Privacy Requirements	2.9(k)
Release	2.17(e)(iii)
Required Third Party Consents	6.4
Response Date	1.14(b)
Schedule 14D-9	1.3(b)
Schedule TO	1.2(a)
Shares	Recitals
Specified Agreement	7.1(e)
Subsequent Offering Period	1.1(b)
Support Agreements	Recitals
Surviving Corporation	Recitals
Target Leased Real Property	2.8(c)
Target Registered IP	2.9(a)(i)
Termination Fee	7.3(b)(iii)
Triggering Event	7.1(d)
Withholding Agent	1.11

EXHIBIT D

OFFER CONDITIONS

Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer (and may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer (in accordance with, and to the extent permitted by, this Agreement)), unless and until such time that the conditions set forth below have been satisfied or waived (except for with respect to clause (a), which may not be waived) in writing by Parent:

(a)          immediately prior to the-then scheduled expiration of the Offer, the number of shares of Company Common Stock validly tendered and not validly withdrawn, together with any shares of Company Common Stock beneficially owned by Parent or any Subsidiary of Parent, equals at least one share more than 50% of all shares of Company Common Stock then outstanding (the “Minimum Condition”); provided that for purposes of determining whether the Minimum Condition has been satisfied, the parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL); and

(b)          the applicable waiting period under the HSR Act in respect of the transactions contemplated by this Agreement shall have expired or been terminated and a Governmental Body of competent jurisdiction shall not have enacted, issued, promulgated, enforced or entered any order, executive order, temporary restraining order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued, or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(c)          since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect; and

(d)          the Company shall have complied with or performed in all material respects the obligations, covenants and agreements under this Agreement it is required to comply with or perform at or prior to the Acceptance Time; and

(e)          (i) the Company Designated Representations shall be accurate in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); and

(ii) the Company Capitalization Representations shall be accurate in all respects (other than de minimis inaccuracies) as of the expiration of the Offer as though made on and as of the expiration of the Offer (except for any such representations and warranties made as of a specific date, which shall have been true and correct (other than de minimis inaccuracies) in all respects as of such date); and

(iii) each of the representations and warranties of the Company (other than the Company Designated Representations and the Company Capitalization Representations) shall be accurate in all respects as of the expiration of the Offer (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates all qualifications limiting the scope of such representations and warranties indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” will be disregarded, except, where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect; and

(f)          Parent and Purchaser shall have received a certificate of an executive officer of the Company, dated as of the scheduled Expiration Time, to the effect that the conditions set forth in the foregoing clauses (d) and (e) have been satisfied; and

(g)          this Agreement shall not have been validly terminated in accordance with its terms; and

(h)          there shall not be pending any Legal Proceeding in which a Governmental Body is a party:  (i) challenging or seeking to restrain, prohibit, rescind or unwind the Offer or the Merger; (ii) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (iii) relating to the Offer or the Merger and that would reasonably be expected to materially and adversely affect the right or ability of Parent to own any of the material assets or materially limit the operation of the business of the Target Companies, taken as a whole; (iv) seeking to compel any of the Target Companies, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets or material business as a result of the Offer or the Merger; or (v) relating to the Offer or the Merger and seeking to impose (or that would reasonably be expected to result in the imposition of) any criminal sanctions or criminal liability on Parent or any of the Target Companies.

The foregoing conditions shall be in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.  The foregoing conditions are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition.  All conditions (except for the Minimum Condition) may be waived by Parent or Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC.  The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.